


TAKEFUJI CORPORATION

TAKEFUJI REPORT 2010

ANNUAL REPORT/CSR REPORT



No printed version of the Annual Report 2010 is available.

MESSAGE FROM THE MANAGEMENT
CSR MANAGEMENT
FOR OUR STAKEHOLDERS
2010 BUSINESS DATA
FINANCIAL SECTION
CORPORATE INFORMATION

Message from the Management

CSR Management

For Our Stakeholders

2010 Business Data

Corporate Information

Editorial Policy

TAKEFUJI CORPORATION (Takefuji or "the Company") has compiled this report to assist its stakeholders in gaining a comprehensive understanding of the economic, environmental and social aspects of the Company's activities.

In recent years, non-financial information including corporate social responsibility (CSR) has come to be highlighted in the evaluation of business enterprises throughout the world. To meet such trends, the Company has been striving to integrate financial and non-financial information. As part of this effort, the Company has incorporated the CSR Report, which previously had been issued separately, into the Annual Report.

Period Covered

This report covers mainly the period from April 1, 2009 to March 31, 2010. There are, however, some reports on activities that fall outside this period.

Publication Information

July 2010 (Previous publication date: July 2009; reporting cycle: annual). Publication of next issue tentatively scheduled for July 2011.

Reference Guidelines

This report has been edited with reference to the Sustainability Reporting Guidelines 2006 and Financial Services Sector Supplement of the Global Reporting Initiative (GRI). GRI G3 Content Index is available on Takefuji's website

For more information, please contact:

TAKEFUJI CORPORATION Investor Relations Office
TEL: +81-3-3365-8011 FAX: +81-3-3365-8070

Disclaimer

This report contains forward-looking statements based on Takefuji's management policies and plans. These statements are based on information available at the time of the report's compilation; therefore, the Company's actual performance and results may vary substantially from projections due to various contributing factors in the future management environment.



Overview of Fiscal Year 2010

Looking back, FY2010, ended March 31, 2010, was a challenging year for the consumer finance industry. With the revised Money Lending Business Law poised to take full effect in June 2010, all companies in this industry had to consider how this law in its fully implemented form would impact operations while searching for ways to sustain profitability despite increased obstacles. Unfortunately, the market rapidly shrank in size, as a high tide of refund claims of interest received from customers overwhelmed business resources and pushed more companies in fiscal jeopardy toward bankruptcy or closure.

Takefuji was not immune to these deleterious conditions. In fact, a series of rating downgrades forced the Company to put repayment for interest-bearing debt ahead of its contractual schedule. In addition, market developments, particularly the sustained surge in refund claims of interest received from customers and possible business-squeezing repercussions arising from the full implementation of the revised Money Lending Business Law, made it harder to procure funds from financial institutions.

The situation cast a question on the assumption of Takefuji as a going concern, which only added to the increasingly unfavorable business environment. Against this backdrop, the Company stringently reduced fixed expenses through the consolidation or closing of selected branch offices and by trimming selling, general and administrative expenses, particularly advertising expenses and personnel expenses. In addition, the Company pressed on with the disposal of assets and marketable securities to secure liquidity in hand.

FY2010 revenues reached ¥120.3 billion, slightly above the ¥118.7 billion we had initially expected. On the profit front, we are pleased to report that Takefuji surpassed previously announced targets for operating income and ordinary income. Operating income hit ¥33.4 billion, beating the ¥13.3 billion forecast, and ordinary income settled at ¥33.2 billion, passing the ¥13.7 billion estimate.

Takefuji also posted net income in FY2010, but, at ¥4.6 billion, the amount was far below the original target of ¥13.0 billion. This reflects the incredibly severe fund-procurement environment and management's decision to acquire necessary funds by selecting real estate and loan assets for transfer to other companies. The Company booked anticipated impairment losses on those portfolio items with a high probability of concluding contracts, which eroded net income.

Our cash flow status is undoubtedly disturbing to shareholders and investors. We have alleviated some of the concern by recently servicing the early redemption of ¥41.4 billion of Convertible Bond-type Bonds with subscription rights to shares due 2018. However, since we still face an adverse fund procurement environment as well as a high level of interest refund claims, our weakened cash flow position remains a critical problem.

Nevertheless, we will do our utmost to improve corporate value. We will realize this goal by emphasizing a flexible response to interest refund claims and dramatically reducing costs, mainly through the consolidation and closure of branches.

We ask for the continued understanding and support of not only shareholders and investors but all our stakeholders as we strive to overcome the challenges that have beset Japan's consumer finance industry.

Akira Kiyokawa *Representative Director & President*

Taketeru Takei *Representative Director & Executive Vice President*



What is the revised Money Lending Business Law all about?



The revised Money Lending Business Law has been gradually phased in, until the fourth and final stage of implementation was enforced on June 18, 2010. The amendments highlight 1) the introduction of aggregate debt control; 2) a reduction in the maximum interest rate; and 3) the obligation to assign managers to money lending operations who have national accreditation.

Introduction of aggregate debt control

Once a borrower's loan balance reaches one-third of annual income, consumer finance companies are prohibited from extending additional loans to that particular borrower. In addition, borrowers must submit proof of annual income for loans above a certain amount.

Reduction in maximum interest rate

The maximum interest rate has been lowered to 20% under the Capital Subscription Law.

Obligation to assign managers of money lending operations with national qualification

To fulfill compliance requirements at branch offices and other offices, consumer finance companies are obligated to assign nationally accredited managers of money lending operations.

In November 2009, a project team on money lending systems was established by the Financial Services Agency to consider approaches that would ensure smooth implementation and full enforcement of the revised Money Lending Business Law. The secretariat, a substructure of the project team, met 13 times between December 2009 and February 2010 and conducted hearings with economists, journalists and other people with an understanding of the issues. Of special note, the 13th hearing focused on users of consumer finance who do not carry multiple debts and brought attention to the adverse impact of tougher regulations on these customers.

At one point during the hearing process, hopes were high that changes would be made to relax rules on tightened lending restrictions. But the head of the project team made a recommendations on March 24, 2010, the project team drew up Ten Guidelines from a Borrower's Perspective on April 2, and at a Cabinet meeting on April 20, the government approved final-phase implementation of the amended law without major changes, effective June 18.

After the Money Lending Business Law was fully enforced, the aforementioned project team was replaced by a follow-up team that is promoting widespread awareness of revised money lending systems, identifying the actual status of compliance and the impact thereof, and conducting system follow-up and spot checks.

The Ten Guidelines from a Borrower's Perspective are listed below.

1. Promote refinancing to gradually lower borrowers' loan balances.
2. Simplify registration items, such as business plans, that sole proprietors must submit.
3. Consider steady sole proprietor business income as part of annual income when calculating the lending cap.
4. Reevaluate lending cap categories "Exceptions" and "Exemptions".
5. Implement Measures for smooth administrative procedures for money lenders.
6. Establish a sowed and healthy consumer finance market.
7. Expand and then reinforce various safety nets to support business rehabilitation and household restructuring for borrowers, particularly those with multiple debts.
8. Farther Improve counseling to borrowers with multiple debts.
9. Strengthen measures against illegal money lenders.
10. Use public relations to communicate with customers, especially about the revised Money Lending Business Law.

(source: Financial Services Agency's website)



Takefuji's status as a going concern is in question. Why?



Takefuji and its subsidiaries (the "Group") had procured funds through various channels, including loans from financial institutions, corporate bond issues, and securitization of loans receivable, that is, direct cash loans to consumers. But the September 2008 failure of Lehman Bros.—the "Lehman Shock"—changed that. The financial environment became increasingly severe and, with refund claims for interest received from customers trending high and market worries about the profit-squeezing impact of the new aggregate debt control, rating agencies subsequently downgraded Takefuji. This became a catalyst for early repayment of some loans, which only served to exacerbate an already challenging fund procurement situation for the Group.

In response, we executed several measures in FY2010, including an exchange offer on convertible bond-type bonds with subscription rights to shares due 2018, and reduced the balance of bonds that are puttable. In addition, we sold listed stock and worked to secure liquidity in hand through the transfer of some restructured consumer loans. Unfortunately, sourcing new funds remains exceedingly difficult given the inclement business climate, the persistently high level of interest refund claims, and additional downgrades from rating agencies.

Consequently, the Takefuji Group as a going concern is in question at the present time. We seek to remove uncertainty about our future viability through the measures described below.

Secure necessary funds and stabilize cash flow

The challenging fund-procurement environment is likely to continue for the time being. With this in mind, we will strive to secure the funds needed to sustain current operations, primarily through the transfer of assets, such as real estate and loans receivable held by the Group. We will also strive to stabilize cash flow by emphasizing the implementation of liability-lowering methods for existing corporate bonds and by considering strategic business alliances that grant access to new fund procurement channels.

Enhance business efficiency

We have constantly and systematically implemented efficiency-boosting approaches, such as the consolidation or closure of branches, but we will put greater effort into this process. We will also enhance business efficiency by emphasizing cost reduction through a review of payment-related contracts.

We will maintain efforts to stabilize cash flow, of course, but will also steadily apply measures aimed at raising business efficiency. Through this focus, we will try to eliminate any doubt regarding the assumption of a going concern.

Q3 Please provide an update on the disposal of assets.

A3 As mentioned several times already, the Group's ability to acquire funds has been severely eroded, and access to funds through the channels used previously is exceedingly more difficult than it once was. This situation is likely to persist for a while, so to secure the funds needed to sustain current operations, the Group has focused on the sale of listed stock and the transfer of assets, such as real estate and loans receivable, to other companies.

In December 2009, we transferred restructured consumer loans with a book value of ¥38,092 million out of our portfolio for ¥14,500 million and recorded a loss of ¥8,807 million under extraordinary loss for FY2010.

Immediate fund demand peaked in June 2010 when we required funds for early redemption of convertible bond-type bonds with subscription rights to shares. To obtain the necessary funds, we selected properties from land and buildings owned by the Group, and used bidding to obtain the highest prices possible on most properties. We also applied bidding when necessary to maximize prices on loans receivable.

Assets that were sold after the FY2010 books closed were described under significant subsequent events in "YuHo" or the report to the Financial Services Agency issued in June 2010. Details are provided below.

Transfer of Loans Receivable

To source necessary funds, the Takefuji Group sold some of the receivables in its loans receivable portfolio. The difference between the transfer price and the amount remaining after allowance for doubtful accounts and allowance for losses for refund of interest received from customers are deducted from the book value of the targeted receivables, will be recorded under extraordinary loss for FY2011.

We are currently working toward the conclusion of contracts for the transfer of loans receivable falling under allowance for losses on transfer of receivables in FY2011. These amounts are not included in the transfer of loans receivable listed below.

(Millions of yen)

Date of contract	Book value	Allowance for doubtful accounts	Allowance for losses for refund of interest received from custmers	Transfer price
May 21, 2010	13,471	1,201	7,151	5,119
June 11, 2010	6,507	546	1,458	1,474
June 17, 2010	2,425	1,022	—	934
Total	22,403	2,769	8,609	7,527

Neither capital nor personnel relationships exist between the Group and the buyer of loans receivable. A business relationship, however, exists, as Takefuji is entrusted with management and administration of the transferred receivables for a specified period.

Transfer of Fixed Assets

As part of its efforts to source funds, the Group concluded agreements for the sale of fixed assets and undertook the transfer of 24 properties between April 28 and June 18, 2010. Transfer details are described below. Transfer income/loss, after the deduction of sales fee, will be booked under extraordinary income/loss for FY2011.

(Millions of yen)

Use before sale	Book value	Transfer value (Sales price)
Commercial property	1,157	1,182
Rental property	7,444	8,803
Idle property	99	101
Total	8,700	10,086

Neither capital nor personnel relationships exist between the Group and the buyers of fixed assets. As for business relationships, the Group plans to continue using the sold properties through rent agreements.

CSR at Takefuji


Customers
Take the principle of "Customer First" to a higher level
Shareholders and Investors
Emphasize timely and fair disclosure
CSR Philosophy
Earn the trust of people and communities. Make positive contributions to society.
Local Communities
Encourage social contribution activities
Global Environment
Promote eco-friendly business activities
Employees
Ensure a positive working environment

What is true CSR management?

We believe that the theme of CSR management is that of a "gift."

Receiving the trust of customers, being recognized and held in warm regard by local communities is exactly the same as receiving a "gift." It is because of these gifts that we have been able to continue business as a company. We are grateful for the "gifts," and in response we return such heartfelt "gifts" through our business activities which increase consumption, create employment and ultimately contribute to the Japanese economy.

We firmly believe that CSR management is the act of keeping this business cycle running smoothly.

What do you think about CSR carried out through your core business?

Lending money is our primary business. For example, the ¥10,000 that we lend is perfectly ordinary, just like any other ¥10,000. I have examined how much special value this ¥10,000 could hold and have seriously discussed how we can dispel the negative image that many consumers and customers have about debt. As a result, the benecere card was born. The benecere card is not merely a card for cash advances but a card with added value that allows cardholders to earn points and contribute to society by using their cards. The kind hearts of customers who have approved of making social contributions are delivered to local communities by Takefuji as a gift on their behalf.

It's a revolutionary card that connects us to customers and to local communities and in turn connects customers to local communities. I am proud of this CSR activity that is carried out through our core business.

Compliance

I have considered what kind of companies will survive in the midst of rapid change. I came to the obvious conclusion that the only companies to survive will be those that are loved by society and people at large, those companies that fulfill their obligations as members of society.

Today, at a time when society and consumers are highly aware of compliance, companies cannot survive in the midst of lies, fraud and malfeasance. First, we must focus on having knowledge of the laws under which we operate. That is why we have been implementing rigorous employee education and strictly enforcing the attainment of national accreditation among managers of money lending operations. We will rigorously ensure compliance and at the same time contribute to society through the active pursuit of the Company's primary business activities and support economic development.

CSR Activities Report for FY2010

April—June

- Established the 1st Monthly Support Enhancement for Guide Dog Training Associations:
  Donated 206 used mobile phones and 131 people participated in events sponsored by 5 guide dog training associations as well as in fund-raising activities

June

- 216 locations participated in Lights Down Campaign

September

- Collected and donated 101 pairs of used eyeglasses to NPO Japan Center for Education, Culture, Wildlife and Nature Conservation in Asia (JECNA)

October—November

- 1,152 people participated in The 5th Annual Takefuji Volunteer Month, which included:
  Forest Preservation Volunteer Activities
  A park cleanup
  A volunteer walk
  Fund-raising activities for guide dogs for the visually impaired

December

- Organized a bake sale at head office proposed by a sheltered workshop for the intellectually challenged.

January

- Donation of 146 calendars and 17 datebooks to a charity bazaar organized by an NGO, "Nippon Volunteer Network Active in Disaster".

February

- A total of 255 people donated blood at the 5th JCFA Blood Drive sponsored by the Japan Consumer Finance Association.

March

- Organized a bake sale at head office proposed by a sheltered workshop for the intellectually challenged.
- Held St. Valentine's Day Charity Donation Drive.



Taketeru Takei
Representative Director & Executive Vice President in charge of CSR Promotion Office as General Manager

Forest preservation volunteers

Baked goods sold at head office

Guide dog fund-raiser



Corporate Governance

Striving for better corporate governance to raise Takefuji's corpor

Seeking to maximize revenues and profits, Takefuji works proactively to improve corporate governance, in which the General Shareholders' Meeting takes a leading role. Takefuji endeavors to achieve a highly transparent corporate governance system by, for example, the selection of outside directors, high attendance rates at Board of Directors' meetings and the website disclosure of its Articles of Incorporation. Takefuji aims for world-class corporate governance.

Board of Directors

Director's term of office: 1 year
Held 13 times with an attendance rate of 96.8% in FY2010

- Number of Directors: 13
- June 2004: Executive officer system introduced
- June 2004: Outside directors appointed
- June 2009: Outside directors increased by one to two outside directors
- Creates structure to ensure the efficient execution of directors' duties
  Establishes job authority and decision-making rules
  Establishes Executive Committee composed of directors, corporate auditors and executive officers
  Sets performance objectives and budgets, and implements monthly and quarterly performance monitoring using IT tools
  Implements monthly Board of Directors' performance reviews and improvement measures

Executive Committee

Held weekly
Held 58 times in FY2010

- Attended by Representative Directors, directors serving as heads of relevant departments, executive officers, and corporate auditors
- Discusses issues prior to meetings of the Board of Directors
- Discusses and decides important matters related to the business and execution of duties based on decisions reached at meetings of the Board of Directors
- Non-managerial employees and part-time employees participate to directly explain proposals of each department for some propositions.

Meeting of Departmental General Managers and Managers

Held monthly
Held 12 times in FY2010

- Attended by directors, executive officers, and executive management
- Draws up specific plans for execution of duties and checks progress
- Ensures compatibility with laws, regulations and Company rules and verifies effectiveness of internal checks across divisions

Corporate Governance Diagram


General Shareholders' Meeting
Board of Corporate Auditors
Auditing
Board of Directors
Reporting
Compliance Committee
Auditors
Cooperation
Auditing
Executive Functions
Reporting
Risk Management Committee
Directions
Auditing
Cooperation
Executive Committee
Head Office
Internal Control Office
Compliance Administrative Department
Legal Advisors
Advice
CSR Promotion Office
Internal Audit
Accounting Department
Guidance
Calling for advice
Inspection Department (Internal Audit Section)
Business & Marketing Division
Business Administration Department
Guidance
Internal Audit
Legal Department
Cooperation
Business Operation Department
Guidance and promotion
Guidance
Explanation
General Affairs Department
Cooperation
Various Departments
Internal Audit
Inquiry
Shareholders / Investors
Public Relations & Advertising Department
Cooperation
Timely disclosure
Interviews
Regional Branch
Investor Relations Office
Cooperation
Branch Office
Interviews
Guidance and promotion

* The Board of Directors and Board of Corporate Auditors have been established under the General Shareholders' Meeting.
* The Compliance Committee, which includes four outside experts, convenes every two months.
* Takefuji has chosen to be a company with a Board of Corporate Auditors as stipulated in Companies Act. Although lacking a Corporate Governance Committee, Takefuji's Board of Corporate Auditors and the Compliance Committee oversee the Board ofDirectors and review corporate governance in its entirety.

(As of 29, June 2010)

Board of Corporate Auditors

We have established a Board of Corporate Auditors composed of four corporate auditors, two of whom are from outside. In FY2010, the Board of Corporate Auditors convened 13 times with an average attendance rate of 100%.

Inspection Department (Department for Internal Audit)

The Inspection Department, which serves as an independent internal auditing arm, audits the Company's administration and operation systems, covering all management activities from the viewpoint of legality and efficiency. In FY2010, audits of branch offices were conducted 578 times in aggregate.

Risk Management Committee

The Risk Management Committee has been established under the Board of Directors in order to realize a firm risk management system and fair and appropriate business activities.

Takefuji's Risk Management Committee comprises three subcommittees. In FY2010, the Risk Management Committee convened a total of 32 times.

Internal Control Office

The Internal Control Office, in accordance with the financial reporting system of the Financial Instruments and Exchange Act, evaluates the appropriateness of the internal rules and implementation in order to ensure the appropriateness of related operations and published data.

Highly Rated Corporate Governance

Corporate Governance Quotient (CGQ®) is a comparative assessment of corporate governance provided by Institutional Shareholder Services (ISS), the world's largest proxy voting services company, whose assessments cover more than 7,500 companies throughout the world. Most overseas investors refer to CGQ® when making investment decisions. More than 600 Japanese companies are said to have obtained a CGQ® rating.

The assessment rating (dated March 31, 2010) received by Takefuji places it in the top 3.4% of Japanese companies; this ranks Takefuji among the top 20 companies, a position unrivaled in the consumer finance industry.

Director and Corporate Auditor Remuneration

Maximum total remuneration to Directors: ¥470 million/year
Maximum total remuneration to Corporate Auditors: ¥60 million/year
Remuneration to Directors and Corporate Auditors is approved at the General Shareholders' Meeting

April 2009 to March 2010
Directors: 13; total remuneration: ¥153 million
Corporate Auditors: four; total remuneration: ¥40 million
(Outside directors and auditors: four; total remuneration: ¥32 million)

Including provisions for retirement benefits of directors and corporate auditors of ¥38 million and remuneration of ¥4 million by stock options.



Compliance

Compliance Rooted in Our "Customer First" Principle

In Takefuji's view, compliance means not only abiding by laws, regulations and social ethical standards, but also putting into practice our founding principle of "Customer First." The principle of "Customer First," a principle valued by Takefuji since its very founding, coincides with the principle of "protecting the interests of borrowers," one of the goals of the Money Lending Business Law. Only after each and every Takefuji person has put this principle into practice will we have achieved compliance in the true sense of the word. Takefuji's view of compliance has been spelled out in the TAKEFUJI CORPORATION Management Ethical Charter.

Takefuji's Compliance System

Takefuji has established a Compliance Committee under the Board of Directors. The Compliance Committee deliberates on important issues in order to establish a compliance framework and ensure that it functions in a fair and ethical manner. The committee consists of nine members, four of whom are experts from outside the Company. A Compliance Administrative Department has been established under the Compliance Committee to supervise all in-house compliance activities. To ensure compliance throughout the entire Company, Compliance Managers have been assigned to key departments and Compliance Officers to nationwide branches.

In addition, a hotline (or communication channel) has been established within our lawyers' office for the early detection and handling of compliance problems inside and outside the Company.

Dealing with the Money Lenders' Certification System

With revisions to the Money Lending Business Law taking full effect, as of June 18, 2010, money lenders are now legally required to have at least a certain number of employees at each branch they operate who have been recertified as Managers of Money Lending Operations through a national exam system.

At Takefuji, we believe that having as many certified money lenders on staff as possible will enhance the level of services we provide to customers and reinforce compliance status as well. Toward this end, we conduct training programs geared to job level, offer correspondence courses, and present study materials through e-learning.

Through these skill-boosting measures, the number of employees who have passed the necessary exams—1,422 as of March 31, 2010—far exceeds the number that the new Money Lending Business Law requires.

Compliance Organization Chart


Board of Directors
Compliance Committee
Reporting Compliance issues
Compliacne Administrative Department
Enhancing Administration System
Customer Information Management Section
Customer Relations Office
Manners Committee
Compliance Hotline
Sexual Harassment Hotline
Compliance Managers
Health and Safety Committee
Customers, Compliance Officers, and All Personnel

Implementation of Business Improvement Plan and Progress Report

In May 2008, Takefuji received a Business Improvement Order from the Kanto Regional Finance Bureau and submitted a Business Improvement Plan in response during the following month of June.

Focusing on establishing an internal environment in which all at Takefuji prioritize "protecting customers' interest," we have reviewed our ethical charter as well as organizational, educational, personnel evaluation, internal reprimand, and other systems. Every three months we have reported on the progress of the plan.

We have steadily promoted internal education and implemented the plan. Thanks to these efforts, administrative errors have been dramatically lowered. We will take steps to further improve our compliance system through ongoing compliance-related activities.

Cumulative Number of Employees with Compliance-Related Certifications


Compliance Officer Certification
Personal Information Protection Officer Certification
Manager of money lending operation
(persons)
3,000
2,500
2,000
1,500
1,000
500
0
963
1,693
2,410
438
2,830
632
2,830
632
1,422
FY2006
FY2007
FY2008
FY2009
FY2010

Business Improvement Plan Summary

1) Institute and publicize basic policy for Business Improvement Plan
- Further develop internal environment to function in the customers' best interests
- Enhance awareness of stricter adherence to laws and regulations through organizational, educational and personnel system reviews, and measures to prevent situations unfavorable to the customer from arising

2) Review Ethical Charter
- Under the existing Ethical Charter and Code of Conduct, establish the TAKEFUJI CORPORATION Management Ethical Charter, incorporating Principles in the Financial Services Industry announced by the Financial Services Agency

3) Organizational System Review
- Establish monitoring team

4) Educational System Review
- Conduct training by visiting lecturers
- Additionally improve rank-based training

5) Personnel Evaluation System Review
- Reflect excellence in dealing with compliance to personnel evaluation

6) Internal Reprimand System Review

7) Publicize and Share Ineffective Items
- Publicize and share information on ineffective items that were discovered in internal audits

8) Ensure the Effective Functioning of Managers of Money Lending Operations

9) Prevent Administrative Errors through Strict Two-Person Verification and System Response
- Establish rules
- Increased bulk shipment at head office and use of cover letter forms for windowed envelopes

10) Simplify Administrative Work of Branch Offices

11) Further Improve Internal Audits

12) Conduct Fact-Finding Surveys at Branch Offices


受 付
ご入金

For Customers

Taking Our Principle of "Customer First" to a Higher Level

The mission of the consumer finance industry is to contribute to the lives of its customers. By financing loans, though not large sums, we are able to help make consumers' dreams come true and enable them to pay for unplanned expenses. Takefuji is constantly working to hear its customers say, "You really helped me out! Thanks a lot!"

The Customer's "Voice" Is Valued

Customer Relations Office

For some customers, there are times when repayment is difficult due to social and other factors during the transaction. For those times, we established the Customer Relations Office to listen to the "voice" of as many customers as possible so that we can counsel the customer and put them at ease.

In FY2009, we received 194,629 customer calls for consultation and, in FY2010, 248,814 calls. Of the calls that we receive from customers, for most of them, we are able to resolve customer issues. But regrettably, there are also calls that entail issues we cannot resolve. At those times, our greatest priority is to always protect the customer's interest, which we do by introducing the customer to specialized agencies or other institutions. In this way, we create an environment that is conducive to open consultation with us at any and all times.

We work to foster the mindset needed for counseling and to upgrade our telephone answering technique so that we are able to counsel customers in a courteous and proper manner. To do so, our staff must have a variety of specialized know-how, ranging from knowledge about the Money Lending Business Law to how to listen attentively to customers and how to be receptive. In addition, legal knowledge about the protection of privacy and personal information is also required. To obtain these skills and knowledge, our staff actively participate in outside training and share what they have learned with all Customer Relations Office staff.

The customer's "voice" is swiftly and accurately passed to the management team and relevant departments and then reflected in our management policies. Takefuji will always be there to listen to the "voice" of the customer, with the goal of taking our principle of "Customer First" to a higher level.


Metor 200 HS

Information Security

Doing Everything Possible to Ensure the Protection of Our Customers' Personal Information

Information Security Management System

We have received information security management system certification. We became the first company in Japan's consumer finance industry to receive ISO/IEC27001:2005*, which means that our information management methods are internationally recognized as being proper and secure.

We do everything possible to protect personal information and have drafted a basic personal information policy in place since 2005.

* ISO/IEC27001:2005 is a set of international information security management system standards based on the UK's BS7799-2 standard.

Advanced Security Measures

Takefuji uses highly secure host computers and rigorous two- and three-fold security systems to check for the presence of information storage media via fingerprint verification and magnetic sensors when a person enters or exits a computer room.

To prevent phishing scams and as a countermeasure against natural disasters, we have installed seismic devices and also deploy data backup systems in the Kanto and Kansai regions. To prevent the leakage of personal information, Takefuji thoroughly educates employees on the details of the Personal Information Protection Law. In addition, employees are encouraged to obtain "Personal Information Officer" qualification and work to raise their ethical standards.

Building a System to Respond to Specified Credit Information Agencies

Money lenders that extend loans to individuals are required to become members of credit information agencies specified by the Prime Minister and to use personal credit information provided by the specified agency since the full enforcement of the Money Lending Business Law took effect.

Takefuji has become a member of the Japan Credit Information Reference Center Corp. (JICC), which was approved as a specified credit information agency. JICC and Takefuji is expending every possible means to protect personal information.

- JICC exchanges information with the Credit Information Center (CIC), which manages personal credit and lease-related information and provides real-time loan status information.
- JICC provides disclosure of personal credit information. It enables customers to confirm their own credit standing. For details, please refer to: http://www.jicc.co.jp/



For Shareholders and Investors

Interactive IR



FTSE4Good Certificate of Membership

As a listed company, Takefuji must maintain accountability and therefore promotes an interactive form of investor relations (IR) that reflects the voices of the market, including those of shareholders and investors, in its management.

Information Disclosure

Takefuji's website serves as a tool for communicating to shareholders and investors as well as notice to convene Annual General Shareholders' Meetings and notifications of meeting resolutions, monthly data book, Takefuji Report and monthly IR reports in both Japanese and English. Takefuji is constantly working to provide more complete information in an easier to understand format.

Above all, in the disclosure of information on its website, Takefuji attaches importance to posting such information in both Japanese and English at the same time. Not only do we disclose materials related to our financial closing, such as financial results and presentations, we also promote the fair disclosure of information concerning the Articles of Incorporation, and Equity Handling Rules and CSR website including corporate governance and compliance in both Japanese and English to all stakeholders in Japan and abroad.

Communicating with Investors

To enhance communication with shareholders and investors at home and abroad, Takefuji installed a high-definition ISDN video-conferencing system that underpins efforts to promote interactive investor relations (IR).

Top management also takes IR roadshows abroad. These events serve a dual purpose: they are excellent opportunities for management to hear first-hand what shareholders and investors have to say and also enable shareholders and investors to learn more about the Company and its activities and results.

Results Briefings for Analysts

For the analysts and institutional investors, Takefuji hosts financial results briefings as it makes announcements such as 2nd Quarter and year-end results. Top management fulfill their accountability through the presentations given at these meetings.

IR Info

Takefuji views answering questions sent by e-mail to its IR office via ir-info e-mail account as an important platform for communicating with investors and shareholders and attempts to respond to these questions on the same day.

Distribution of Shares by Type of Shareholders (%)


As of March 31, 2009
Note 1) 400 shares under the name of Japan Securities Depositary Center, Inc are classified as "Other Institutions."
Note 2) 9,375 thousand shares of treasury stock are classified as "Individuals and Others."
As of March 31, 2010
Note 1) 400 shares under the name of Japan Securities Depositary Center, Inc are classified as "Other Institutions."
Note 2) 9,375 thousand shares of treasury stock are classified as "Individuals and Others."
1.4
1.2
5.3
8.4
42.6
59.4
As of March 31, 2010
Number of Shares Issued (thousands of shares) 144,295
Number of Shareholders 61,228
Financial Institutions
Individuals and Others
Foreign Institutions and Others
Other Institutions
Securities Companies
As of March 31, 2009
Number of Shares Issued (thousands of shares) 144,295
Number of Shareholders 54,540



For Local Communities and the Environment

Social Contribution Activities Closely Tied to Local Communities
Our Approach to Restore the Environment

As a way of expressing our gratitude, we continue encouraging employees at branch offices to engage in social contribution activities that help local communities across Japan.

Ongoing Activities








キャップがワクチンになる日。





* In addition to the activities showcased above, Takefuji takes part in forest preservation campaigns, the Lights Down Campaign promoted by Japan's Ministry of Environment and volunteer walks benefiting children who have lost their parents.

Environmental Impact Indicators

Promoting the activities of environmental preservation, the Company has surveyed the indicators on environmental impact. Here we detail the energy consumption, such as electricity, gas and water, used by the Company's head office building, and the gasoline used for the vehicles owned by all branch offices.

(Note) The conversion calculations for kg-CO_2 of electricity and gas used at the head office, and for gasoline used for branch offices vehicles are based on the CO_2 emission coefficient of the Ministerial Ordinance on Calculation of Greenhouse Gas Emissions Emitted by Specified Emitters (March 2006, Ministry of Economy, Trade and Industry and Ministry of the Environment, Ordinance No. 3). In the case of the kg-CO_2 conversion of water used, we used the list of CO_2 emission coefficients (updated in June 2006) provided by the Japan Center for Climate Change Actions (JCCCA).

Energy Consumption

Source of Energy	FY2008	FY2009	FY2010
Electricity used at head office (kWh)	4,842,840	4,865,016	4,167,120
Gas used at head office (m^3)	130,414	108,240	111,290
Water used at head office building (m^3)	16,694	14,421	13,826
Gasoline used for branch office vehicles (L)	241,833	38,760	26,928

CO_2 Emission Conversion Calculation (Unit: kg-CO_2)

Emission Source	FY2008	FY2009	FY2010
Electricity used at head office	2,687,776	2,700,084	2,531,493
Gas used at head office	271,217	225,102	231,445
Water used at head office	6,010	5,192	4,799
Gasoline used for branch office vehicles	561,454	89,988	62,518
Total	3,526,457	3,020,366	2,830,255



For Employees

People—the Source of Our Dynamism

"People are a company's asset." At Takefuji, where "personnel" are called "human resources," we focus on education and creating a working environment that is comfortable.

Recruitment

Recognizing that compliance is our top priority, it is absolutely essential that we hire people who will conscientiously follow accepted social standards of behavior, abide by the regulations of and closely follow our internal management manual. Takefuji actively recruits mid-career personnel (including managers) to enrich the quality of its human resources. Employing people with disabilities is also a major pillar of our recruitment policy.

Promotion

To heighten motivation of employees and make full use of their abilities, we employ a merit-based promotion system free from bias related to age or gender. And we address training female block managers and block manager candidates who are trained to become managers. As of March 31, 2010, female managers included an executive officer, 4 block managers (25.0% of total) and 37 branch office managers (22.1% of total). We are proud of all our managers, who work hard every day and respond with meticulous care, great warmth and sensitivity to customer needs.

Employee Education

Founded on the principle of "Customer First" and a "Spirit of Gratitude," Takefuji has strengthened its employee education.

The new employee training is primarily focused on the mission of consumer finance, ethical standards as a full contributing member of society and the basics of customer service. On-the-job training at branch offices teaches employees how to carry out their work smoothly and properly while educating them about the relationship of business to law.

Management training conducted at the head office covers courses for current and aspiring branch office and block managers and candidates for the posts of branch office/block managers. The purpose of these trainings is to teach them to fully understand our compliancebased management policy, to abide by the law as managers, instruct their staff in the importance of compliance, raise staff motivation, and allow them to demonstrate their capabilities to the fullest.

Training Sessions Conducted at the Head Office in FY2010

	No. of Sessions	No. of Participants
Managers	15	525
Non-Managerial	8	280

Employee Welfare and Benefits

Health Management

In cooperation with the Takefuji Health Insurance Association, employees can take advantage of regularly scheduled health examinations, including complete medical checkups and

Education and Training System


Yearly Distance-learning Courses (beginning in May)
Employees Join Company
New Graduates Training
Follow-up Training after two months
Follow-up Training after five months
Follow-up Training after ten months
Social and business ethics/ Business manners
Small-scale, On-site Training & OJT at branch offices
Mid-Career Employee Training
Held at each training center
Small-scale, On-site Training & OJT at branch offices
•Training for different Fields / Levels
•Training for Non-Managerial
•Branch Manager Candidate Training
•Branch Manager Training
•Block Manager and Block Manager Candidate Trainging
•Marketing Manager Candidate Training

examinations for lifestylerelated diseases. In addition, Takefuji pursues proactive policies for disease prevention and early detection, including physical and mental health counseling by industrial physicians and counseling at specialized institutions, as well as vaccinations for influenza.

Furthermore, Takefuji has established a headquarter to ensure the safety (health) of employees when there is an outbreak of new influenza strains, and it has instituted an action program for infection control and outbreak containment.

Contracts with Recreational Facilities

Loans for Employees, Savings and Investment, Employee Shareholder Association

Child- and Family-Care Leave Systems

Employees are a vital corporate resource, and it is therefore important for the Company to actively maintain systems that allow employees to realize a good work–life balance. Currently, all female employees eligible for maternity leave have taken advantage of this arrangement, and we are creating a workplace environment that will make it easier for male employees to utilize the paternity leave option as well. We will enhance the parental leave structure further, with an emphasis on extending childcare leave for longer durations, offering time off to look after sick or injured children, and broadening the scope of our shortened workday system.

In addition, we listen to employee feedback about leave to provide nursing care for family members, and we formulated a general business operator action plan, based on Japan's Law for Measures to Support the Development of the Next Generation, that is part of efforts to build a framework meeting the work–life needs of employees and their families.



Number of Employees

Full-time Employees	2,103
Male	1,203
Female	900
Part-time Employees (Female)	475

Employees Using Child-Care Leave

	No. of Employees	Ratio
FY 2008	51 of 51	100%
FY 2009	54 of 54	100%
FY 2010	34 of 34	100%

Employees with Disabilities

	Total No.of Employees	With Disabilities	Employment Rate
FY 2008	3,497	57	1.63%
FY 2009	2,975	59	1.98%
FY 2010	2,578	50	1.94%

(Non-Consolidated, as of March 31, 2010)



Branch manager candidate training

1. Features of Products Offered

1. Speedy procedures
2. Unsecured (no collateral) and unguaranteed loans
3. Confidentiality strictly upheld
4. Interest calculated daily
5. Revolving loan method

2. Loan Application Procedures (Over the Office Counter)


Visit office to apply
Fill out consent forms
Health insurance card or Driver's license
Provide income certificate
Copy identification card, etc.
Fill out Takefuji Card membership application form and customer card, check list and acceptance form
Credit checked with reference to credit criteria of specified credit information agencies and Takefuji Information Center
Request to fill out application form
In compliance with Money Lending Business Law
Consultation and scoring
Information on application verified
In accordance with the Law for Prevention of Transfer of Criminal Proceeds
1. Confirm present address
2. Confirm name
3. Confirm date of birth
Confirm employment
Computerized counseling
Credit criteria
Credit limit calculated
Print out scoring sheet
Office manager gives approval
Computer registration
Explanation of repayment sheets
Input data
Return identification card, etc.
Issue required documents prior to contract
Card loan facility contract drawn up
Explain repayment rules
Deliver contract copy and card member agreement, Q&A sheet
Cashing card issued
Receipt issued (Stating outstanding balance)
Cash delivered to customer
Loan application and screening
Credit decision
Contract execution

Notes: Loans exceeding ¥500,000 are subject to stringent assessment by the Company's Examination Dept.
"Specified Purpose Loans" are not revolving loans.

3. Loan Application Procedures (¥en-Musubi)


Applicant (Unmanned Machine Booth)
Operator (Loan Application Center)
Visit booth
Fill out consent forms
Fill out Takefuji Card membership application & customer card
Fill out check list and acceptance form
Set of check list and acceptance forms
Scanner
Consent forms displayed, printed out
Insert Takefuji Card membership application & customer card into machine
Scanner
Print out
Input necessary items
Touch panel
Computer at Loan Application Center
Credit is checked with reference to credit criteria of specified credit information agencies and Takefuji Information Center
Health insurance card or Driver's license
Camera
Customer image
Provide income certificate
Print out scoring sheet
Place ID's in machine
Scanner
Print out
Information on application is verified
1. Confirm present address
2. Confirm name
3. Confirm date of birth
Explanation: repayment, various services
Computerized counseling
Credit criteria
Calculation of credit limit
Office manager's approval
Input approved amount
Input scoring data
Issue required documents prior to contract
Card loan contract & terms
Contract issued
Computer at Loan Application Center
Instruction to issue contract
Signature
Card loan contract & terms
Insert contract
Card loan contract & terms (copy)
Receive contract copy Deliver user manual
Card loan contract & terms
(Stays in machine)
Card issued
Computer at Loan Application Center
Instruction to issue card
benecere card issued
Advice to keep card member agreement
Loan application and screening
Credit decision
Contract execution

4. Loan Review Procedures

The consumer finance industry is built around convenience, achieved with quick loans which require neither security nor guarantees. In order to offer such loans, the Company has developed the following standards and procedures, drawing on experience accumulated during its years in the field.

(1) Credit limits and conditions vary by occupation, age, income and other relevant factors, based on extensive data on past repayment histories.
(2) Identity, employment, address and other key items of information are carefully confirmed.
(3) The Money Lending Business Law obligates members of the consumer finance industry to investigate the repayment capability of borrowers, or potential borrowers, at the time of loan application, using credit information of specified credit information agencies. Loans to customers, or potential customers, carrying multiple debt are prohibited. Takefuji goes a step further, verifying borrower lending status against independently gathered internal data and information exchanged between industries to preempt the development of non-performing loans.
Since March 1987, the consumer finance industry has exchanged personal credit information with other industries, namely banking and credit sales, to boost its success in preventing loans from turning into delinquent loans receivable.
(4) The yen limit of the loans is calculated based on both the customer's demonstrated creditworthiness and by reference to standards set according to yearly income. The average amount of a new loan on first application currently stands at around ¥121 thousand. The credit limit may be increased depending on such factors as customer's payment records. The average balance of loans outstanding per customer was around ¥547 thousand as of March 2010.

5. Payment

The Company adopts a fixed payment date system.

(1) Fixed payment date
For the customer's convenience, the payment date is established as one of the three days following his or her monthly payday. Thus the customer can always make the monthly payment on the same convenient date.

(2) Payment amount
Minimum payment amounts are determined and fixed according to the size of the loan and number of payments.

(3) Administration of receivables
a. Delinquency
The day following the agreed payment date is considered the date when delinquency occurs, and the days of delinquency are calculated accordingly.
b. Renewal of due date
The due date is revised to the next payment date when
1) payment of one month's principal and interest due is received or
2) payment of an amount greater than the interest due by the following payment date is received.

6. Individual Credit Information Organizations

(1) Overview of Takefuji's comprehensive credit checks (Figures are as of March 31, 2010)

Items \ Organization	Takefuji Information Center	Japan Credit Information Reference Center Corp.	Japanese Bankers Association Personal Credit Information Center	Credit Information Center Corp.
Type of organization	Takefuji's independent information center (Began operations in July 1983)	Credit information agency specified under Money Lending Business Law Joint-stock company Shareholders include customer finance companies, consumer credit companies, bank-affiliated/retailer-affiliated credit companies and credit guarantee companies	Japan Bankers Association (JBA) Center for the collection of personal credit information (Began operations in 1988)	Credit Information Center Corp. (Consumer credit and credit card industry) (Began operations in September 1984) Specified credit information agency under Money Lending Business Law and Installment Sales Act
Number of members	141 offices in Japan, including Internet office	1,398 companies	1,278 companies	947 companies
Users	Purposes 1. Established to fill a need for communication between credit information centers, which did not exist previously 2. To avoid setting up Takefuji accounts at more than one branch for the same individual	(Membership) Mainly consumer credit companies, consumer finance companies, credit card companies, financial institutions, etc.	(Membership) Primarily banks, financial institutions and affiliated companies	(Membership) Primarily consumer credit and credit card companies
Accumulated data (Approximate)	11,000,000 listings	257,030,000 listings	87,200,000 listings	522,000,000 listings
Inquiries and responses per month (Approximate)	125,000	average of 8 million/month (FY2010)	760,000 tie-up 300,000	11,700,000 tie-up 1,210,000
Method of inquiry and response	Online inquiries and responses through computer network	1. Computer and CPU connection 2. Online transfer 3. Magnetic media etc.	1. Online real-time (EDP and terminal) 2. File transfer	1. Online transmission 2. Computer and CPU connection

(2) Purpose
In order to prevent the increase of individuals who take on excessive borrowings from multiple sources, the Company utilizes four credit information organizations to make meticulous identification of problem credit risks and to protect consumers. Careful observance of these basic premises helps the Company to maintain sound operations.

1. Takefuji Information Center
   Real-time information on customer accounts eliminates the possibility that an individual may open multiple accounts by visiting more than one Takefuji branch office.
2. Japan Credit Information Reference Center Corp.
   The only credit information agency in Japan that covers all industries. As an important part of the financial and credit infrastructure supporting consumer credit, the agency aims to contribute to sound and affluent growth of society and economy.
3. Personal Credit Information Center of the Japanese Bankers Association (JBA)
   This is a banking information center operated by JBA, securing consumer personal credit information on a nationwide level.
4. Credit Information Center Corp.
   Supported by trusts from members and consumers, this center strives to build better protection for personal credit information. Together with this, the center aims to contribute to the creation of an affluent, sound society through its activities, which strive to develop a healthy consumer credit business.

Note: Under the Money Lending Business Law, fully implemented in June, 2010, the consumer finance industry introduced a system whereby specified credit information agency serve to address such requirements as appropriate management of credit information and registration of all credit transactions. The law also obligates industry participants to screen borrowers when loan agreements are drawn up and in this process make use of credit information collected and maintained by all specified credit information agency not just the specified credit information agency to which the respective company belongs.

7. Debt Collection

(1) Three basic strategies to minimize the risk of delinquency.

a. Appropriate credit lines are established based on the Company's accumulated data and know-how.
b. Payment dates are set to maximize customer convenience.
c. In the event of non-payment, loan collection efforts are made promptly and efficiently.

(2) Loan collection operations

Type of delinquent account	Before payment date (Excluding delinquencies involving third party)	1-90 days in arrears	More than 90 days in arrears	Written-off claims	Voluntary and legally administered, bankrupt and court-ordered rehabilitation delinquencies	Interest refund claims
Responsible unit	Branch office/Regional loan collection office/ Loan Administration Depts. at head office	Branch office	Regional loan collection office	1st Loan Administration Dept.: 1st Loan Administration Office	1st Loan Administration Dept.: 3rd Loan Administration Office	2nd Loan Administration Dept.
Description	• Written notice of repayment date five days prior • Telephone reminder on repayment date	• Contact by telephone and postal mail • Contact by e-mail	• Contact by telephone and postal mail • Contact by e-mail • Payment request and legal proceedings	• Loan management and collection by phone and mail	• Settlement negotiations involving lawyers and judicial scriveners • Management of delinquent loans for which settlements have been negotiated and delinquent loans held by customers who are bankrupt or in court-ordered rehabilitation	• Settlement negotiations involving lawyers and judicial scriveners

*The 2nd Loan Administration Office undertakes payment collection services.

(3) Internal restrictions on collection activities

a. Request by telephone
   - Frequency: total of three calls per day (Maximum per customer).
   - Time: from 8:10 a.m. to 8:50 p.m., but: Request for one day past due loans should be made after 8:30 a.m. and morning calls are prohibited when the customer's working hours are at night.

b. Request by written notice or e-mail
   - Frequency: There must be a three-day interval between two requests. Not allowed to contact customer asking for repayment other than at home address and without proper reasons.

8. Maximum Lending Rate (MLR)



(%)
60
50
40
30
20
10
0
MLR by Capital Subscription Law
Annual interest rate 40.004% (91/11)
Annual interest rate 29.20% (00/6)
Annual interest rate 20.00% (10/6)
Annual interest rate 29.20% (90/1)
Takefuji's MLR
Annual interest rate 27.375% (96/2)
Lowered to comply with Interest Restriction Law applied to new lending (08/1)
1990
1991
1996
2000
2008
2009
2010

9. Average Yield on Direct Cash Loans to Customers (Interest Income/Average Outstanding Balance)

Item \ FY Ended	2005/03	2006/03	2007/03	2008/03	2009/03	2010/03
Actual yield per annum (%)	21.74	21.66	20.92	19.29	16.53	15.44

MESSAGE FROM THE MANAGEMENT | CSR MANAGEMENT | FOR OUR STAKEHOLDERS | BUSINESS DATA | FINANCIAL SECTION | CORPORATE INFORMATION

FIVE-YEAR SUMMARY

	Millions of yen					Thousands of U.S. dollars*
	2010	2009	2008	2007	2006	**2010**
Direct cash loans to customers	**¥589,477**	¥861,517	¥1,195,328	¥1,431,848	¥1,540,046	**$6,338,462**
Revenues	**120,266**	186,349	270,479	328,920	351,259	**1,293,183**
Income (loss) before income taxes	**4,959**	(229,936)	10,542	(436,773)	70,402	**53,323**
Net income (loss)	**4,577**	(256,137)	14,105	(481,274)	46,924	**49,215**
Total net assets	**150,620**	149,648	433,775	457,715	972,257	**1,619,570**
Total assets	**686,931**	958,464	1,392,899	1,583,172	1,696,849	**7,386,355**
Number of accounts (thousands)	**1,079**	1,481	1,833	2,126	2,323	—
Number of manned branches	**140**	210	360	471	523	—
Number of employees	**2,124**	2,434	2,643	2,938	3,184	—

* U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥93=US$1, a mean telegraphic transfer rate on March 31, 2010 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, FINANCIAL CONDITION, AND CASH FLOWS

Financial Review

As explained in "Operating Environment" on page 23, Japan's economy during the fiscal year ended March 31, 2010 ("FY 2010") continued to be severe due to slow economic recovery.

In this environment, TAKEFUJI CORPORATION (the "Company") and its subsidiaries (collectively the "Group") adopted measures to procure cash on hand, which increasingly became important as the Company was downgraded, and to ensure that business is conducted in a sound manner. First, the Group tightened credit control due to deteriorated economic environment and also targeting the loan volume control introduced at the full enforcement of Money Lending Business Law in June 2010. Secondly, the Group reduced lending to customers to improve cash flow. Thirdly, the Group compressed the interest bearing debt and repayment for it through an exchange offer and buy-back of the convertible bond-type bonds with subscription rights to shares, to which early redemption request rights in June 2010 are granted. Finally, the Group raised funds by sale of asset including loans receivable. In addition, the Group posted extraordinary loss due to sale of assets conducted for the near-term cash position.

As a result, the outstanding balance of direct cash loans to customers at the end of FY2010 was ¥589,477 million (down 31.6% compared with the previous fiscal year), operating revenues was ¥120,266 million (down 35.5% compared with the previous fiscal year), operating income was ¥33,360 million (¥210,612 million of operating loss was recorded for the previous fiscal year), net income was ¥4,577 million (¥256,137 million of net loss was recorded for the previous fiscal year).

Revenues

Revenues decreased by 35.5% to ¥120,266 million in FY 2010, compared with ¥186,349 million for FY2009, principally as a result of a ¥64,756 million decrease in interest income on direct cash loans. The average amount of loans outstanding during FY2010 was ¥735,687 million, a decrease of 31.8% from the previous year. In addition, during FY2010, the average yield on loans to customers declined to 15.4%, compared to 16.5% for FY 2009. The average balance of loan per customer decreased to ¥547,000 as of the end of FY2010, compared with ¥582,000 for the previous fiscal year-end.

Operating Expenses

Costs and expenses amounted to ¥86,906 million, compared with ¥396,961 million for the previous fiscal year. There were no provisions for losses for refund of interest received from customers due to a significant increase in the previous fiscal year.

Credit costs (mostly, provision of allowance for doubtful accounts) amounted to ¥34,968 million for FY2010, a decrease of 64.1% from the previous fiscal year. This large decrease in outstanding balance of allowance for doubtful accounts was due to a decrease of direct cash loans to customers and due to a change of write-off standard, also reflecting the fact that a considerable portion of past-due loans stems from interest refund claims, which result in reversal of allowance for losses for refund of interest received from customers. Advertising expenses and Other general administrative expenses were ¥40,212 million during FY2010,

Refund of Interest Received from Customers


(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
18,699
64,050
99,154
145,029
86,528
2006
2007
2008
2009
2010

Outstanding Loans
Number of Customer Accounts


(¥ Millions)
(Accounts) (Thousands)
2,000,000
3,000
1,600,000
2,400
1,200,000
1,800
800,000
1,200
400,000
600
0
0
1,540,046
1,431,848
1,195,328
861,517
589,477
2006
2007
2008
2009
2010

Credit Losses
Credit Losses/Outstanding Loans


(¥ Millions)
(%)
150,000
15
120,000
12
90,000
9
60,000
6
30,000
3
0
0
108,504
100,279
98,248
144,404
57,186
2006
2007
2008
2009
2010

compared with ¥50,850 million for FY2009, mainly reflecting the reduction in personnel expenses due to the continued reduction in the number of branch offices. Funding costs decreased from ¥19,049 in FY2009 to ¥11,726 million in FY2010, reflecting a decline in the average amount of debt outstanding during FY2010 compared with the previous fiscal year.

Operating Income

As a result of the revenues and operating expenses for FY2010 described above, operating income for the period was ¥33,360 million. During FY2009, operating loss had amounted to ¥210,612 million.

Other Expenses

¥11,276 million of provisions for loss on transfer of receivables and ¥10,601 million of impairment loss were recorded. The latter includes impairment loss related to real estate properties in scope of sale, considering the collectability, in addition to conventional impairment loss. In addition, ¥8,807 million of loss on transfer of receivables was recorded in FY2010. These sales of assets are conducted as a part of the Group's efforts to procure cash.

As a result of foregoing, income before income taxes during FY2010 was ¥4,959 million. During FY 2009, loss before income taxes of ¥229,936 million had been posted.

Net Income

Net income amounted to ¥4,577 million for the fiscal year ended March 31, 2010.

Dividends

The full-year dividend for the fiscal year ended March 31, 2010 decreased by ¥20 to ¥30 per share.

Financial Condition

During the fiscal year ended March 31, 2010, total assets decreased by ¥271,533 million from the end of previous fiscal year, principally due to ¥272,040 million of the decline in the balance of direct cash loans to customers, as well as ¥30,003 million of the decrease in short-term investments.

On the other hand, interest bearing debt decreased to ¥215,382 million as of March 31, 2010 from ¥365,741 million at the end of the previous fiscal year, a decrease of ¥150,359 million. In addition to cash generated from the collection of principal and interest from customers, a part of funds raised through sale of assets, such as loans receivable and securities, was used to repay such debt. At the same time, the Group made an exchange offer and bought back a part of ¥70,000 million of the convertible bond-type bonds with subscription rights to shares, as a preparation for the early redemption request. As a result, the outstanding amount of such bonds as of March 31, 2010 was decreased to ¥42,400 million.

Balance Sheets

Assets

Assets at the end of FY2010 were ¥686,931 million (down 28.3% from the previous fiscal year-end) with total assets decreased by ¥271,533 million from the previous year-end, due to the decrease of direct cash loans to customers (¥272,040 million), the decrease of short-term investments (certificates of deposit or commercial papers purchased under resale agreements) (¥30,003 million), the decrease of land (¥9,433 million) for impairment etc.

Liabilities

Liabilities were ¥536,311 million (down 33.7% from the previous fiscal year-end) decreased by ¥272,505 million from the previous year-end, due to the decrease of allowance for losses for refund of interest received from customers (¥130,404 million) as we responded to interest refund claims, the decrease of long-term borrowings (¥115,541 million), the decrease of convertible bond-type bonds with subscription rights to shares (¥27,600 million) despite an increasing factor of recording expected loss stemmed from transfer of loans receivable as allowance for loss on transfer of receivables (¥11,276 million).

Net Assets

Net assets were ¥150,620 million (up 0.6% from the previous fiscal year-end), increased by ¥972 million from the end of the previous fiscal year due to 998 million yen of increase in valuation difference on available-for-sale securities.

Cash Flows

Cash and cash equivalents at the end of FY2010 on a consolidated basis (the "Funds") was ¥60,361 million, down ¥37,501 million compared with the previous fiscal year.
Each cash flow situation and factors were as follows:

Net Cash Provided by Operating Activities

The Funds provided by operating activities were ¥109,005 million (¥150,020 million was provided in the previous year). The principal sources of these cash flows were as follows; ¥58,746 million (previously ¥174,297 million) for direct cash loans made to customers and ¥194,100 million (previously ¥296,271 million) for direct cash loans collected from customers, based on our core business of consumer finance.

Net Cash Provided by Investing Activities

The Funds provided by investing activities were ¥5,672 million (¥2,110 million was used in the previous year). The principal sources of these cash flows were as follows; ¥1,896 million (previously ¥3,718 million) for purchase of tangible and intangible fixed assets, and ¥6,210 million (previously ¥1,499 million) for proceeds from sales of investment securities.

Net Cash Used in Financing Activities

The Funds used in financing activities were ¥151,096 million (¥203,193 million was used in the previous year). The principal sources of these cash flows were as follows; ¥126,730 million (previously ¥177,307 million) for repayments of long-term borrowings, ¥19,646 million (previously ¥82,400 million) for redemption of bonds, including convertible bond-type bonds with subscription rights to shares and ¥4,720 million (previously ¥16,461 million) for cash dividends paid.

Investment Considerations

Forward-Looking and Cautionary Statements

This annual report & CSR report of TAKEFUJI CORPORATION includes statements that are not historical or current facts and are "forward-looking statements."

The words "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," "looking forward," or "will continue," and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TAKEFUJI CORPORATION cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying the Group's forward-looking statements.

- General economic conditions in the consumer loan industry
- Fluctuations in the economic, credit, interest rate or foreign currency environment in Japan and abroad
- Levels of activity within the national and international credit market
- Competitive conditions and pricing levels
- Legislative or regulatory developments
- Technological developments
- Changes in tax laws
- The effects of mergers, acquisitions and divestitures
- Uncertainties that have not been identified at this time

The Group undertakes no obligation to correct or update any forward-looking statement if it later becomes aware that such results are not likely to be achieved.

The ability of the Group to achieve earnings growth in the future is subject to a variety of factors related to the Japanese economy, the consumer finance industry, and management of the Group. These factors primarily involve changes in the market for consumer loans and the default rate of customers, competition from other lenders, legal limits on interest rates charges by the Group, funding availability for the Group operations, and the overall status of the Group.

Operating Environment

During the fiscal year under review, amid a global financial downturn that began two years ago, Japan's economy started to show signs of recovery. Nonetheless, conditions remained difficult, with a consumption downturn caused by a severe employment and income environment slowing the pace of any recovery.

Consumer Finance Market

In the consumer finance industry, each company is seeking ways to ensure profitability just prior to the full introduction of the revised Money Lending Business Law, which will impose aggregate debt control and lower the maximum legal lending rate. Companies have also been facing a severe financing environment, and the situation remains unpredictable with bankruptcies and closures continuing at the same pace.

Business Risk and Other Forms of Risk

The major business risks that the Group confronts and that could potentially have a significant impact on results, the stock price and the financial positions of the Group as well as other risks that are regarded as important to investors' investment decisions are as follows:

1. Risks associated with the Money Lending Business Law

To engage in its principal business, namely consumer finance, the Company is registered as a moneylender as provided by the Money Lending Business Law, regulation for loan business in Japan. Takefuji is required to comply with the regulations set out in that law encompassing all consumer finance business. These regulations include those covering the prohibition of excessive lending, the indication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertisements, the issuance of document when concluding contracts, the delivery of receipts, the provision of account books, restrictions on designated notarial deeds, the regulation of loan collection, the return of loan contract, the display of signs, transfers of claims and others. In addition, the enforcement provisions of the Money Lending Business Law require Takefuji to conduct business mindful of the Comprehensive Supervisory Guidelines for Loan Providers and the JFSA Self-regulatory Basic Rules Regarding the Conduct of Money Lending Business Operations.

Deeming compliance to be its most important managerial challenge, we are working to build a highly effective compliance framework that will bolster its compliance by changing its organizational structure, offering education to employees, and creating a system with a self-correcting effect. However, in case that a part of Takefuji Group fails to comply with the Money Lending Business Law, it will not merely face administrative sanctions or penalties; its financial position and business results may be undermined by the infringement.

Following promulgation of the Amendment of the Money Lending Business Control and Regulation Law on December 20, 2006, the amendment is being enforced in four phases from the enforcement of Article 1 to the enforcement of Article 4. Article 1, which increases the penalty for unregistered operations (tightening of anti loan-shark measures), was enforced on January 20, 2007, one month after promulgation.

Next, Article 2, which was enforced on December 19, 2007, one year after promulgation, changed the name of the law from the Money Lending Business Control and Regulation Law to the Money Lending Business Law and the main points of the amendment are that it strengthens administrative measures including the establishment of business improvement orders, tightens regulation of solicitation, tightens regulation of collection activities, expands the scope of prohibited activities, provides for the establishment of the new Japan Financial Services Agency and the formulation of self-regulatory rules and makes it obligatory to agree to the browsing of accounts.

On "business improvement orders" the amendment states that in connection with the conduct of business by lenders, if considered necessary to protect the interest of borrowers, etc., the supervisory authorities may, to the extent necessary, order a change in business method or other measures necessary for improvement of business conduct, and there is the possibility that such business improvement orders will be issued with greater flexibility than the business suspension orders which have been available prior to the amendment. Furthermore, the new Japan Financial Services Association (JFSA) is a powerful self-regulatory body that has been granted the authority to investigate and supervise its members and considerable discretionary authority in order to increase the effectiveness of self-regulatory rules. The Company was imposed a "business improvement order" by the Kanto Regional Finance Bureau on the basis of Article 24, 6-3 of Money Lending Business Law (No. 32 Law of 1983) related to the provision of account books and the delivery of receipts on May 16, 2008.

With the enforcement of Article 3 on June 19, 2008, measures such as the establishment of credit information agencies and the creation of a new money lending business manager system were implemented.

Then, with the enforcement of Article 4, which became effective on June 18, 2010, regulations such as the lowering of the maximum legal lending rate and the introduction of aggregate debt control were implemented.

In light of the amendments outlined above, Takefuji is conducting a review of its lending criteria, but there is a possibility that these amendments may seriously affect the number of new loan customer accounts, direct cash loans to customers, and operating revenues.

As a result of the phased implementation of the Money Lending Business Law, the Group will be subject to more extensive regulations than before. As a consequence, it is now taking steps in areas such as its account books, work flow and information systems, although these amendments may affect the Group's performance.

2. Risks associated with claims for refund of interest received from customers

The Group's loan interest rates in part exceed the upper limit for interest rates prescribed by Article 1, Paragraph 1 of the Interest Rate Restriction Law.

Defense in the case of a claim for the refund of interest received from customers has become extremely difficult, but presently the number of cases of interest refund claims is remaining at the same level as before.

3. Risks associated with downgrade of our credit ratings and impact on financing activities

On March 25, 2010, Moody's downgraded the Company's rating from Caa1 to Caa2. Takefuji has a CCC- rating from Standard & Poor's. No loan will be affected by the downgrade by Moody's.

With respect to the true sale loan we started with Bull Capitol Co., Ltd. in July 2005, which amounts to 58,530 million yen (as of March 31, 2010), the downgrade became the reason for early repayment in the current first quarter. However, we later conducted several negotiations concerning changes of contract terms, etc. and reached an agreement on certain issues.

We have no other loan payable with rating-related conditions. A future downgrading of our ratings may have an impact on the Group's ability to procure funds.

4. Other risks

Other business risks are as follows:

A. Risks associated with changing regulatory environment

1) Risks associated with the regulation of loan interest rates and aggregate debt control

Before June 18, 2010, the maximum cash loan interest rate under the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits ("Capital Subscription Law") was set at 29.2%. Since February 1, 1996, Takefuji fixed its maximum loan interest rate at 27.375%. Although the Interest Rate Restriction Law stipulated that a contract on interest on a loan for consumption that exceeds 20% per annum when the principal is less than 100,000 yen, 18% per annum when the principal is 100,000 yen or more but less than 1,000,000 yen, and 15% per annum when the principal is 1,000,000 yen or more shall be invalid, the repayment of interest by a debtor that exceeds the interest stipulated in the Interest Rate Restriction Law was regarded as valid if the predetermined requirements provided in Article 43 of the Money Lending Business Control and Regulation Law were fulfilled.

However, the Bill for the Amendment of the Money Lending Business Control and Regulation Law passed the 165th extraordinary session of the Diet in 2006. When the Money Lending Business Law comes into full effect, which is scheduled to take place by June 2010, the maximum lending rate under the Capital Subscription Law will be lowered from the current 29.2% per annum to 20%. Also, money lenders will be prohibited from entering into any contract on interest that exceeds those stipulated in the Interest Rate Restriction Law. Similarly, the amendment on the aggregate debt control, which is due to be adopted upon the full enforcement of the Money Lending Business Law, states that if the balance of lending exceeds one third of the borrower's annual income, the borrower shall be considered to have exceeded his or her repayment ability and, as a general rule, the lender may not extend any further loans.

From a compliance perspective, Takefuji has lowered the maximum lending rate and adopted the debt control as outlined above ahead of schedule, in anticipation of the full enforcement of the Money Lending Business Law and this may have a serious impact on the Group's performance.

2) Impact of the Financial Instruments and Exchange Law (the construction of internal control, etc.)
3) Impact of the Law Concerning the Protection of Personal Information
4) Impact of Other Business-related Laws

B. Fund procurement and interest rates of funds procured

1) Risks associated with downgrade of our credit ratings and impact on financing activities
2) Restrictive financial covenant on fund procurement
3) Risk related to fluctuation of interest rates on fund procurement

C. The problem of people with excessive debts

D. Transition of operating results

- Risks associated with economic trends
- Risk of growth in write-offs of bad debts
- Risk concerning market competition
- Risks associated with the concentration of businesses

E. Disruptions and malfunctions in information network systems, internet service and other technology-based systems

- Fires and natural disasters
- Protection of customer data
- Losses resulting from computer viruses
- Losses caused by forged cards, etc.

F. Asset risk

- Risks associated with exchange rate fluctuations
- Risks associated with venture capital investments

G. Significant litigation, such as cases in which the Group is the defendant

5. Important Events Affecting Going concern

The Group had been conducting funding through various expeditious and flexible measures, such as borrowing from financial institutions, the issuance of corporate bonds and securitization of direct cash loans to customers. However, while the financial situation was becoming more and more severe due to the subprime loan issue in the U.S. and the Lehman Brothers shock, etc., the funding environment surrounding the Group became more difficult with concerns about financial needs for high-level interest refund claims and the impact of loan volume control that was introduced with the full enforcement of the Money Lending Business Law on June 18, 2010. In addition, the Company was downgraded which gave rise to conflicts with the covenant for early redemption and for a part of borrowings.

In the above-mentioned situation, the Group considered various funding methods to improve its cash position. As a result, in preparation for the early redemption requests of convertible bond-type bonds with subscription rights to shares, we conducted an exchange offer of such bonds during the fiscal year under review on a consolidated basis. The Group also conducted sales of listed securities and a sale of a part of restructured loans included in direct cash loans to customers. Despite these successful actions, new funding continues to be extremely difficult due to the ongoing economic slowdown, the unpredictable future of the industry, high-level interest refund claims and additional downgrades.

As explained above, a material question about the Group's going-concern assumption exists under the current circumstances.

The Group responds to the said circumstances with the following approaches:

1. Procurement of necessary funds and stabilizing cash position

As the severe funding environment is expected to continue for the time being, the Group endeavors to procure the necessary funds for near-term operations by conducting measures such as transfer of real estate properties held by the Group and loans receivable, as well as strives to stabilize the total cash position through efforts including reducing the burden of existing bonds and considering strategic operational tie-ups to secure new financing.

2. Improvement of business streamlining

The Group further advances existing business streamlining measures such as a scrap-and-build reduction of branch offices that we have been conducting continuously and systematically, as well as making other efforts in business streamlining such as cutting costs by reviewing contracts related to payments.

As described in 21. "Subsequent Events", among the measures, taken to procure necessary funds and to stabilize our cash position mentioned above, the Group implemented measures regarding procurement of the necessary funds to meet the early redemption of 1.5% Euro-yen convertible bond-type bonds with the subscription rights to shares, the recent most difficult time in terms of our cash position, while making efforts to maximize sales prices. Regarding the sale of real estate properties, the Group chose properties in scope of transfer among land and buildings owned by the Company and by TDS Co., Ltd., a subsidiary company subject to consolidation, and for the most part, conducted bidding. Regarding the sale of loans receivable, the Group also adopted bidding when necessary.

We consider the issue of the Group's going concern can be eliminated by conducting further business streamlining measures in addition to continuously advancing measures for stabilizing our total cash position.

However, with the economic condition remaining severe and with the impact of the revised Money Lending Business Law, it is not clear that the funding environment surrounding the Group will change for the better. Thus, a material uncertainty with regard to the Group's going concern is currently recognized.

However, the consolidated financial statements are made based on the going concern and they do not reflect the material uncertainty with regard to the Group's going concern.

CONSOLIDATED BALANCE SHEETS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2010 and 2009

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2010	2009	**2010**
ASSETS			
Current Assets:			
Cash on hand and at banks (Note 17)	**¥35,211**	¥28,023	**$378,613**
Time deposits	**5,161**	19,847	**55,495**
Short-term investments (certificates of deposit or commercial papers purchased under resale agreements)	**19,989**	49,992	**214,935**
Direct cash loans to customers (Notes 5, 8 and 17):			
Principal	**589,477**	861,517	**6,338,462**
Accrued interest income on direct cash loans to customers	**5,693**	7,914	**61,215**
Allowance for doubtful accounts (Note 5)	**(60,658)**	(96,994)	**(652,237)**
Prepaid expenses	**460**	768	**4,946**
Deferred tax assets (Note 9)	**—**	13	**—**
Other current assets	**37,667**	15,461	**405,023**
Total Current Assets	**633,000**	886,541	**6,806,452**
Investments:			
Investment securities (Notes 4 and 17)	**5,624**	10,981	**60,473**
Other investments	**409**	447	**4,398**
Total Investments	**6,033**	11,428	**64,871**
Property and Equipment, Net of Accumulated Depreciation (Note 6)	**33,214**	45,195	**357,140**
Intangible Fixed Assets	**4,837**	5,174	**52,011**
Leasehold Deposits and Other Assets (Note 7)	**9,847**	10,126	**105,881**
Total Assets	**¥686,931**	¥958,464	**$7,386,355**

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2010	2009	**2010**
LIABILITIES AND NET ASSETS			
Current Liabilities:			
Current portion of long-term debt (Notes 8 and 17)	**¥89,474**	¥91,595	**$962,086**
Accounts payable	**21,771**	23,093	**234,097**
Income taxes payable (Note 9)	**317**	461	**3,409**
Accrued expenses	**6,108**	5,782	**65,677**
Allowance for loss on transfer of receivables	**11,276**	—	**121,247**
Other current liabilities	**3,199**	3,243	**34,398**
Total Current Liabilities	**132,145**	124,174	**1,420,914**
Non-current Liabilities:			
Long-term debt (Notes 8 and 17)	**125,908**	274,146	**1,353,850**
Reserve for retirement benefits (Note 10)	**4,059**	3,757	**43,645**
Deferred tax liabilities (Note 9)	**7**	8	**75**
Allowance for losses for refund of interest received from customers (Note 12)	**272,953**	403,357	**2,934,979**
Other long-term liabilities	**1,239**	3,374	**13,322**
Total Non-current Liabilities	**404,166**	684,642	**4,345,871**
Total Liabilities	**536,311**	808,816	**5,766,785**
Commitments and Contingent Liabilities (Notes 5, 11 and 13)			
Net Assets:			
Shareholders' Equity			
Common stock, no par value: Authorized: 430,000,000 shares Issued: 144,295,200 shares as of March 31, 2010 and 2009	**30,478**	30,478	**327,720**
Additional paid-in capital	**52,263**	52,263	**561,968**
Retained earnings (Note 15)	**105,616**	105,761	**1,135,656**
Treasury stock, at cost, 9,375,413 shares as of March 31, 2010 and 9,375,385 shares as of March 31, 2009 (Note 15)	**(36,468)**	(36,468)	**(392,129)**
Total Shareholders' Equity	**151,889**	152,034	**1,633,215**
Valuation and Foreign Currency Translation Adjustment			
Valuation difference on available-for-sale securities	**(945)**	(1,943)	**(10,161)**
Foreign currency translation adjustment	**(526)**	(584)	**(5,656)**
Total Valuation and Foreign Currency Translation Adjustment	**(1,471)**	(2,527)	**(15,817)**
Subscription Rights to Shares (Note 16)	**202**	141	**2,172**
Total Net Assets	**150,620**	149,648	**1,619,570**
Total Liabilities and Net Assets	**¥686,931**	¥958,464	**$7,386,355**

CONSOLIDATED STATEMENTS OF OPERATIONS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2010, 2009 and 2008

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2010	2009	2008	**2010**
Revenues:				
Interest income on direct cash loans	**¥113,581**	¥178,337	¥261,981	**$1,221,301**
Other financial income	**783**	2,611	3,088	**8,419**
Other operating income	**5,902**	5,401	5,410	**63,463**
	120,266	186,349	270,479	**1,293,183**
Costs and Expenses:				
Interest expense	**9,858**	18,062	19,298	**106,000**
Other expenses associated with financing	**1,868**	987	1,632	**20,086**
Provision of allowance for doubtful accounts (Note 5)	**34,968**	96,994	90,984	**376,000**
Bad debts expenses (Note 5)	**—**	406	—	**—**
Provisions for losses for refund of interest received from customers (Note 12)	**—**	229,662	57,854	**—**
Advertising expenses	**2,934**	4,250	4,853	**31,548**
Other general and administrative expenses	**37,278**	46,600	51,077	**400,839**
	86,906	396,961	225,698	**934,473**
Operating Income (Loss)	**33,360**	(210,612)	44,781	**358,710**
Other Expenses (Income):				
Loss on devaluation of investment securities (Note 4)	**831**	766	385	**8,935**
Gain on sales of investment securities (Note 4)	**(668)**	(688)	(377)	**(7,183)**
Loss on sales of investment securities (Note 4)	**900**	124	—	**9,677**
Gain on sales of fixed assets (Note 6)	**(808)**	—	—	**(8,688)**
Loss on sales/disposal of fixed assets	**45**	182	53	**484**
Gain on participation in partnerships	**(26)**	(5)	(315)	**(280)**
Equity in losse of affiliates	**1**	—	—	**11**
Gain on redemption of bonds	**(4,475)**	—	—	**(48,118)**
Loss on redemption of bonds	**—**	10,475	—	**—**
Impairment loss (Note 14)	**10,601**	386	873	**113,989**
Loss on closing of branch offices (Note 14)	**1,603**	1,896	1,168	**17,237**
Dividends income	**(247)**	(698)	(1,042)	**(2,656)**
Foreign exchange losses	**995**	1,331	2,574	**10,699**
Loss on liquidation of in-substance defeasance transaction (Note 8)	**—**	—	29,691	**—**
Bond issuance cost	**—**	1,798	—	**—**
Loss on commitment facility cancellation (Note 8)	**—**	2,165	—	**—**
Loss on transfer of receivables (Note 5)	**8,807**	—	—	**94,699**
Provisions for loss on transfer of receivables (Note 5)	**11,276**	—	—	**121,247**
Other, net	**(434)**	1,592	1,229	**(4,666)**
	28,401	19,324	34,239	**305,387**
Income (Loss) before Income Taxes	**4,959**	(229,936)	10,542	**53,323**
Income Taxes (Note 9):				
Current	**369**	766	1,093	**3,968**
Deferred	**13**	25,435	(4,656)	**140**
	382	26,201	(3,563)	**4,108**
Net Income (Loss)	**¥4,577**	¥(256,137)	¥14,105	**$49,215**

	Yen			U.S. dollars (Note 1)
Amounts Per Share (Note 3 (15)):				
Net income (loss)—Basic	**¥33.93**	¥(1,880.05)	¥100.63	**$0.36**
Cash dividends	**30.0**	50.0	180.0	**0.32**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2010, 2009 and 2008

	In millions of yen (except for number of shares)									
	Shareholders' equity						Valuation and foreign currency translation adjustment			
	Number of shares issued (thousands)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Valuation difference on available-forsale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Subscription rights to shares
Balance as of March 31, 2007	147,295	¥30,478	¥52,263	¥408,107	¥(40,776)	¥450,072	¥6,657	¥861	¥125	¥—
Dividends from surplus (¥180 per share)				(28,845)		(28,845)				
Net income (loss)				14,105		14,105				
Acquisition of treasury stock					(7,472)	(7,472)				
Net changes of items other than shareholders' equity							(5,038)	3,522	(253)	41
Balance as of March 31, 2008	147,295	¥30,478	¥52,263	¥393,367	¥(48,248)	¥427,860	¥1,619	¥4,383	¥(128)	¥41
Dividends from surplus (¥50 per share)				(16,464)		(16,464)				
Net income (loss)				(256,137)		(256,137)				
Acquisition of treasury stock					(3,225)	(3,225)				
Cancellation of treasury stock				(15,005)	15,005					
Net changes of items other than shareholders' equity							(3,562)	(4,383)	(456)	100
Balance as of March 31, 2009	144,295	¥30,478	¥52,263	¥105,761	¥(36,468)	¥152,034	¥(1,943)	¥—	¥(584)	¥141
Dividends from surplus (¥30 per share)				**(4,722)**		**(4,722)**				
Net income (loss)				**4,577**		**4,577**				
Acquisition of treasury stock					**(0)**					
Net changes of items other than shareholders' equity							**998**		**58**	**61**
Balance as of March 31, 2010	**144,295**	**¥30,478**	**¥52,263**	**¥105,616**	**¥(36,468)**	**¥151,889**	**¥(945)**	**¥—**	**¥(526)**	**¥202**

	Thousands of U.S. dollars								
	Shareholders' equity					Valuation and foreign currency translation adjustment			
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Valuation difference on available-forsale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Subscription rights to shares
Balance as of March 31, 2009	$327,720	$561,968	$1,137,215	$(392,129)	$1,634,774	$(20,892)	$—	$(6,280)	$1,516
Dividends from surplus			**(50,774)**		**(50,774)**				
Net income (loss)			**49,215**		**49,215**				
Acquisition of treasury stock				**(0)**					
Net changes of items other than shareholders' equity						**10,731**		**624**	**656**
Balance as of March 31, 2010	**$327,720**	**$561,968**	**$1,135,656**	**$(392,129)**	**$1,633,215**	**$(10,161)**	**$—**	**$(5,656)**	**$2,172**

CONSOLIDATED STATEMENTS OF CASH FLOWS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2010, 2009 and 2008

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2010	2009	2008	**2010**
Net Cash Provided by Operating Activities:				
Income (loss) before income taxes	**¥4,959**	¥(229,936)	¥10,542	**$53,323**
Depreciation	**3,081**	3,207	3,487	**33,129**
Impairment loss	**10,601**	386	873	**113,989**
Loss on closing of branch offices	**371**	1,896	1,168	**3,989**
Loss (gain) on sales/disposal of fixed assets	**(763)**	182	53	**(8,204)**
Increase in reserve for retirement benefits	**302**	379	163	**3,247**
Loss (gain) on participation in partnerships	**92**	218	(121)	**989**
Equity in losses of affiliates	**1**	—	—	**11**
Loss (gain) on sales of investment securities	**232**	(564)	(377)	**2,494**
Loss on devaluation of investment securities	**831**	766	385	**8,935**
Loss (gain) on redemption of bonds	**(4,475)**	10,475	—	**(48,118)**
Direct cash loans made to customers	**(58,746)**	(174,297)	(320,985)	**(631,677)**
Direct cash loans collected from customers	**194,100**	296,271	398,141	**2,087,097**
Decrease in direct cash loans due to transfer of receivables	**35,684**	—	—	**383,699**
Increase (decrease) in allowance for doubtful accounts	**(36,336)**	(47,004)	(7,264)	**(390,710)**
Increase (decrease) in allowance for loss on transfer of receivables	**11,276**	—	—	**121,247**
Increase (decrease) in allowance for losses for refund of interest received from customers	**(130,404)**	17,101	(102,542)	**(1,402,194)**
Interest repaid (Portion of principal impaired)	**43,875**	67,531	61,242	**471,774**
Write-offs	**57,186**	144,404	98,248	**614,903**
Loss on liquidation of in-substance defeasance transaction	**—**	—	29,691	**—**
Decrease (increase) in accrued interest income on direct cash loans to customers	**2,221**	2,948	2,056	**23,882**
Decrease (increase) in long-term deposits	**(6)**	40,976	—	**(65)**
Other, net	**(25,083)**	10,796	5,776	**(269,708)**
Sub Total	**108,999**	145,735	180,536	**1,172,032**
Interest and dividends income received	**247**	698	1,042	**2,656**
Income taxes paid	**(516)**	(666)	(5,523)	**(5,548)**
Income taxes refunded	**275**	4,253	11,546	**2,957**
Net cash provided by operating activities	**109,005**	150,020	187,601	**1,172,097**
Net Cash Provided by Investing Activities:				
Purchases of tangible fixed assets	**(755)**	(1,007)	(1,336)	**(8,118)**
Purchases of intangible fixed assets	**(1,141)**	(2,711)	(2,328)	**(12,269)**
Purchases of investment securities	**(1,220)**	(575)	(8)	**(13,118)**
Proceeds from sales of investment securities	**6,210**	1,499	1,906	**66,774**
Proceeds from sales of tangible fixed assets	**1,424**	—	—	**15,312**
Proceeds from collection of investments in partnerships	**—**	—	24	**—**
Other, net	**1,154**	684	1,487	**12,408**
Net cash provided by investing activities	**5,672**	(2,110)	(255)	**60,989**
Net Cash Used in Financing Activities:				
Proceeds from long-term borrowings	**—**	6,200	43,500	**—**
Repayments of long-term borrowings	**(126,730)**	(177,307)	(104,580)	**(1,362,688)**
Proceeds from issuance of bonds with subscription rights to shares	**—**	70,000	—	**—**
Repayments for redemption of bonds with subscription rights to shares	**(13,805)**	—	—	**(148,441)**
Repayments for redemption of bonds	**(5,841)**	(82,400)	(30,000)	**(62,806)**
Acquisition or sales of treasury stock, net	**(0)**	(3,225)	(7,472)	**(0)**
Cash dividends paid	**(4,720)**	(16,461)	(28,845)	**(50,753)**
Net cash used in financing activities	**(151,096)**	(203,193)	(127,397)	**(1,624,688)**
Effect of exchange rate changes on cash and cash equivalents	**(1,082)**	(326)	(2,574)	**(11,635)**
Net increase (decrease) in cash and cash equivalents	**(37,501)**	(55,609)	57,375	**(403,237)**
Cash and cash equivalents at the beginning of the fiscal year	**97,862**	153,471	96,096	**1,052,280**
Cash and cash equivalents at the end of the fiscal year (Note 3 (14))	**¥60,361**	¥97,862	¥153,471	**$649,043**

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2010 and 2009

1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting principles

The accompanying consolidated financial statements have been prepared from accounts and records maintained by TAKEFUJI CORPORATION (the "Company") and its consolidated subsidiaries (together referred to as the "Group"). The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Companies Act and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with accounting principles generally accepted in the United States of America.

The Company has adopted the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements," Accounting Standards Board of Japan (ASBJ) Practical Issues Task Force No.18, dated May 17, 2006, from FY2009. There was no impact on the accompanying consolidated financial statements due to this accounting change.

Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

(2) Principal shareholder of the Company

The late Mr. Yasuo Takei, the former chairman of the Board of Directors and the former CEO of the Company, was the principal shareholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the Family Companies)) owned approximately 36 million shares or 26.41% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2010 (26.33% as of March 31, 2009).

(3) United States dollar amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The exchange rate of ¥93=US$1, a mean telegraphic transfer rate on March 31, 2010 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

2. Going Concern

The Group had been conducting funding through various expeditious and flexible measures, such as borrowing from financial institutions, the issuance of corporate bonds and securitization of direct cash loans to customers. However, while the financial situation was becoming more and more severe due to the subprime loan issue in the U.S. and the Lehman Brothers shock, etc., the funding environment surrounding the Group became more difficult with concerns about financial needs for high-level interest refund claims and the impact of loan volume control that was introduced with the full enforcement of the Money Lending Business Law on June 18, 2010. In addition, the Company was downgraded which gave rise to conflicts with the covenant for early redemption and for a part of borrowings.

In the above-mentioned situation, the Group considered various funding methods to improve its cash position. As a result, in preparation for the early redemption requests of convertible bond-type bonds with subscription rights to shares, we conducted an exchange offer of such bonds during the fiscal year under review on a consolidated basis. The Group also conducted sales of listed securities and a sale of a part of restructured loans included in direct cash loans to customers. Despite these successful actions, new funding continues to be extremely difficult due to the ongoing economic slowdown, the unpredictable future of the industry, high-level interest refund claims and additional downgrades.

As explained above, a material question about the Group's going-concern assumption exists under the current circumstances.

The Group responds to the said circumstances with the following approaches:

1. Procurement of necessary funds and stabilizing cash position

As the severe funding environment is expected to continue for the time being, the Group endeavors to procure the necessary funds for near-term operations by conducting measures such as transfer of real estate properties held by the Group and loans receivable, as well as strives to stabilize the total cash position through efforts including reducing the burden of existing bonds and considering strategic operational tie-ups to secure new financing.

2. Improvement of business streamlining

The Group further advances existing business streamlining measures such as a scrap-and-build reduction of branch offices that we have been conducting continuously and systematically, as well as making other efforts in business streamlining such as cutting costs by reviewing contracts related to payments.

As described in 21. "Subsequent Events," among the measures, taken to procure necessary funds and to stabilize our cash position mentioned above, the Group implemented measures regarding procurement of the necessary funds to meet the early redemption of 1.5% Euro-yen convertible bond-type bonds with the subscription rights to shares, the recent most difficult time in terms of our cash position, while making efforts to maximize sales prices. Regarding the sale of real estate properties, the Group chosed properties in scope of transfer among land and buildings owned by the Company and by TDS Co., Ltd., a subsidiary company subject to consolidation, and for the most part, conducted bidding. Regarding the sale of loans receivable, the Group also adopted bidding when necessary to maximize the selling price.

We consider the issue of the Group's going concern can be eliminated by conducting further business streamlining measures in addition to continuously advancing measures for stabilizing our total cash position.

However, with the economic condition remaining severe and with the impact of the revised Money Lending Business Law, it is not clear that the funding environment surrounding the Group will change for the better. Thus, a material uncertainty with regard to the Group's going concern is currently recognized.

However, the consolidated financial statements are made based on the going concern and they do not reflect any impact arising from material uncertainty with regard to the Group's going concern.

3. Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as "the Group").

As of March 31, 2010, the subsidiaries are as listed below:

	Equity ownership percentage
1. Take One Co., Ltd.	100.0%
2. Kyoritsu Estate Co., Ltd.	100.0% (owned by Take One Co., Ltd.)
3. TWJ VC Co., Ltd.	100.0%
4. Takefuji Capital Co., Ltd.	100.0%
5. G.H. Investment Co., Ltd.	100.0%
6. TWJ Co., Ltd.	100.0%
7. TWJ Euro Co., Ltd.	100.0%
8. TDS Co., Ltd.	100.0%
9. METRO ASIA CAPITAL Co., LTD.	38.1%

Note: The accounts of the subsidiaries which use a fiscal year end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year ends to March 31.

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.

The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of operations, as the case may be, in the year of acquisition.

Footnotes to the special purpose entities with disclosure requirements

1. Outlines of the special purpose entities with disclosure requirements along with outlines of transactions with these special purpose entities
   The Company is funded by utilizing trust beneficiary backed by the direct cash loans to customers originated by the Company, aiming to secure access to stable funding. Regarding this securitized funding activity, the Company uses a special purpose entity in the form of a limited liability corporation. Firstly the Company transfers the preferred portion of the trust beneficiary to the special purpose entity and then receives the fund from the special purpose entity which raises its funds by the issuance of the corporate bond, backed by the said transferred preferred assets as proceeds of the sale of the assets.

The Company conducts the loan collection service and retains the subordinated portion of the trust beneficiary.

As a result of the funding, as of March 31, 2009, there is a special purpose entity with which the Company has transactions and the total assets and liabilities owned by this special purpose entity as of the most recent closing date is ¥114,554 million and ¥114,544 million. The Company retains no stocks with shareholder voting rights of the special purpose entity nor dispatches directors or employees.

As of March 31, 2010, there is a special purpose entity with which the Company has transactions and the total assets and liabilities owned by this special purpose entity as of the most recent closing date is ¥71,917 million (US$773,301 thousand) and ¥71,907 million (US$773,194 thousand). The Company retains no stocks with shareholder voting rights of the special purpose entity nor dispatches directors or employees.

2. Amount of transaction with the special purpose entities in the current consolidated fiscal year
   Outlines of transactions with the special purpose entities have been omitted as the transfer of these assets to the special purpose entity is treated as financing transactions.

3. Application of the equity method
   As of March 31, 2010, the number of equity method affiliates was 1 as below,
   METRO ASIA CAPITAL, Co., Ltd.
   METRO ASIA CAPITAL, Co., Ltd. was newly established and included in the scope of the equity method during the current consolidated fiscal year.

(2) Revenue recognition

Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.

(3) Allowance for doubtful accounts

In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Group records an allowance for doubtful accounts thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.

(4) Write-offs of direct cash loans

The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in other income in the year of recovery.

(5) Allowance for losses for refund of interest received from customers

In providing for possible losses for refund of interest received from customers exceeding the upper limit of the interest rate prescribed under the Interest Rate Restriction Law, the Company records an allowance for losses for refund of interest received from customers based on the anticipated losses for refund reclaim from customers at the end of fiscal year.

(6) Allowance for loss on transfer of receivables

In providing for losses stemming from the sale of loans receivable, the Company records an allowance for loss on transfer of receivables based on the anticipated (estimated) losses as of the end of the current consolidated fiscal year.

(7) Valuation of securities

The Company classifies securities into different categories, each having a different accounting treatment depending on the purposes for which they are held. Trading securities are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Accordingly, net unrealized gains and losses on trading securities are included in earnings. The cost of securities sold is computed using the weighted average method. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized using the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investment securities.

Other investment securities with market quotations are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investment securities are reported as a separate component of net assets, net of tax, and the cost of securities sold is computed using the weighted average method. Other investment securities without market quotations are stated at cost based on the weighted average method.

(8) Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the declining balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 4 to 15 years for equipment, furniture and fixtures.

(9) Intangible fixed assets

Costs of acquired internal-use software are amortized using the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.

(10) Translation of foreign currency financial statements (accounts of overseas subsidiaries)

The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for net assets which are translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as foreign currency translation adjustment and included in net assets.

(11) Income taxes

The Group adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(12) Reserve for retirement benefits

The Group record a reserve for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.

(Changes in accounting method)

From the current fiscal year, the Company and its domestic subsidiaries have adopted the "Partial Amendments to Accounting Standard for Retirement Benefits (Part 3)" (ASBJ Statement No.19, July 31, 2008). In addition, after considering the criteria of significance, there is no impact due to the change because the same discount rate as before is used.

(13) Accounting for deferred assets

Bond issuance cost is charged to expenses at the time of payment.

(14) Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

1. Cash and cash equivalents at March 31, 2010 and 2009 consist of the following items on the balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Cash on hand and at banks	**¥35,211**	¥28,023	**$378,613**
Time deposits	**5,161**	19,847	**55,495**
Short-term investments	**19,989**	49,992	**214,935**
Cash and cash equivalents at end of year	**¥60,361**	¥97,862	**$649,043**

2. Significant transactions other than funds Exchange offer of straight bonds in exchange for convertible bond-type bonds with subscription rights to shares:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Decrease in convertible bond-type bonds with subscription rights to shares	**¥10,075**	—	**$108,333**
Increase in straight bonds	**10,075**	—	**$108,333**

(15) Amounts per share

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. Diluted net income per share assumes the dilution that could occur if dilutive convertible bonds were converted into common stock at the beginning of the year or at the time of issuance (if later).

Basis for calculation of basic net income per share and diluted net income per share is as follows:

	Millions of yen			Thousands of U.S. dollars
	2010	2009	2008	**2010**
Net income (loss)	**¥4,577**	¥(256,137)	¥14,105	**$49,215**
Net income (loss) for common shareholders	**¥4,577**	¥(256,137)	¥14,105	**$49,215**

	Thousands of shares		
	2010	2009	2008
Weighted average shares of common stock	**134,920**	136,239	140,172
Effect of dilutive securities	**26,599**	—	—
Weighted average shares for diluted net income per share computation	**161,519**	136,239	140,172

	Yen			U.S. dollars
	2010	2009	2008	**2010**
Net assets per share	**¥1,114.87**	¥1,108.12	¥3,151.03	**$11.988**
Basic net income (loss) per share	**33.93**	(1,880.05)	100.63	**0.36**
Diluted net income per share	**31.79**	—*	—**	**0.34**

* Net income per share-diluted is not presented since net loss is recorded and there are no potential dilutive stocks.

** Net income per share-diluted is not presented since there are no potential dilutive stocks.

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(16) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the year ended March 31, 2010 for the convenience of readers.

4. Marketable Securities and Investment Securities

Marketable securities and investment securities as of March 31, 2010 and 2009 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Investment securities:			
Equities with market quotations	**¥1,491**	¥7,062	**$16,032**
Equities without market quotations	**3,771***	3,425	**40,548**
Investment trust funds and other	**362**	494	**3,893**
	¥5,624	¥10,981	**$60,473**

* Investment in the affiliate is as below: Investment securities (equity) ¥1,281 million (US$13,774 thousand).

Acquisition cost, book value (market value) and unrealized gain (loss) of marketable securities and investment securities as of March 31, 2010 and 2009 are summarized as follows:

	Millions of yen		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
		2010	
Investment securities:			
Equities with market quotations	**¥1,925**	**¥1,491**	**¥(434)**
Investment trust funds and other	**25**	**34**	**9**
	¥1,950	**¥1,525**	**¥(425)**

	Thousands of U.S. dollars		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
		2010	
Investment securities:			
Equities with market quotations	**$20,699**	**$16,032**	**$(4,667)**
Investment trust funds and other	**269**	**366**	**97**
	$20,968	**$16,398**	**$(4,570)**

	Millions of yen		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
		2009	
Investment securities:			
Equities with market quotations	¥8,581	¥7,062	¥(1,519)
Investment trust funds and other	25	27	2
	8,606	7,089	(1,517)
Market value not available	4,310	3,892	(418)
	¥12,916	¥10,981	¥(1,935)

* Includes effect of exchange rate changes on Investment securities denominated in foreign currencies

Information on other securities sold during the fiscal years ended March 31, 2010 and 2009 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Proceeds on sales	**¥6,210**	¥1,499	**$66,774**
Gross realized gains	**668**	688	**7,183**
Gross realized losses	**(900)**	(124)	**(9,677)**

Write-down on impairment of investment securities

The Company writes down the book value of equity securities when the market value declines by more than 50% of the book carrying value, or the Company's management determines the decline to be other than temporary when the market value declines by more than approximately 30% but less than 50%.

During the fiscal years ended March 31, 2010 and 2009, certain investments in non-marketable equity securities was written down by ¥542 million (US$5,828 thousand) and ¥3 million, respectively, and investments in marketable equity securities by ¥289 million (US$3,108 thousand) and ¥763 million, respectively.

5. Direct Cash Loans to Customers and Allowance for Doubtful Accounts

Direct cash loans to customers

Delinquent loans receivable held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2010 and 2009 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Loans to bankrupt borrowers	**¥60**	¥48	**$645**
Delinquent loans	**74,635**	63,763	**802,527**
Delinquent loans past due three months or more	**23,997**	28,408	**258,032**
Restructured loans*	**25,965****	67,508	**279,194**

* The loans classified as restructured loans as of March 31, 2010 and 2009 include ¥23,482 million(US$252,495 thousand) and ¥62,207 million, respectively, of loan receivables which were current or less than 31 days past due.

** The Company conducted a sale of restructured loans of ¥38,092 million (US$409,591 thousand) in the third quarter.

Loans to bankrupt borrowers

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reorganization and similar proceedings, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

Delinquent loans

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Delinquent loans past due three months or more

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Restructured loans

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

Commitment lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2010 and 2009, the total outstanding balance of unused commitment lines was ¥380,576 million (US$4,092,215 thousand) and ¥391,516 million, including ¥182,826 million (US$1,965,871 thousand) and ¥204,127 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts during the years ended March 31, 2010 and 2009 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Balance at beginning of year	**¥96,994**	¥143,998	**$1,042,946**
Write-offs	**(57,186)**	(144,404)	**(614,903)**
Reversal due to sale of restructured loans	**(14,118)**	—	**(151,806)**
Bad debts expenses	**—**	406	**—**
Additions to allowance	**34,968**	96,994	**376,000**
Balance at end of year	**¥60,658**	¥96,994	**$652,237**

As described in Note 3 (3) above, the allowance for doubtful accounts is provided by the Company as an amount to cover expected credit losses.

Loss on transfer of receivables

Loss on transfer of receivables is a loss due to transfer of a part of the direct cash loans to customers.

Provisions for loss on transfer of receivables

Provisions for loss on transfer of receivables is the amount equal to expected loss related to transfer of a part of the direct cash loans to customers of the Company.

6. Property and Equipment

Property and equipment as of March 31, 2010 and 2009 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Buildings	**¥13,859**	¥15,343	**$149,022**
Leasehold improvements	**9,096**	10,735	**97,806**
Vehicles	**93**	93	**1,000**
Machinery	**137**	132	**1,473**
Equipment, furniture and fixtures	**12,559**	12,884	**135,043**
	35,744	39,187	**384,344**
Less: Accumulated depreciation	**(27,941)**	(28,836)	**(300,441)**
	7,803	10,351	**83,903**
Land	**25,216**	34,649	**271,140**
Golf course	**195**	195	**2,097**
	¥33,214	¥45,195	**$357,140**

Gain on sales of fixed assets

Gain on sales of fixed assets is due to the sale of parking lots etc., and a major item is ¥808 million (US$8,688 thousand) of gain from the sale of land.

7. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2010 and 2009 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Leasehold deposits	**¥3,446**	¥4,120	**$37,053**
Long-term deposits	**6,206**	5,580	**66,731**
Other	**195**	426	**2,097**
	¥9,847	¥10,126	**$105,881**

In connection with the leases of office spaces and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.

8. Long-Term Debt

Long-term debt as of March 31, 2010 and 2009 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Loans from banks and other financial institutions (with interest rates ranging from 2.09% to 3.02% at March 31, 2010, and from 1.50% to 4.30% at March 31, 2009)	**¥80,444**	¥207,174	**$864,990**
8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 18)	**—**	3,665	**—**
9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 18)*	**52,463**	54,902	**564,118**
4.00% Senior Unsecured Notes due June 5, 2022**	**30,000**	30,000	**322,581**
10.00% Euro-yen Notes due April 14, 2011	**10,075**	—	**108,333**
Convertible Bond-type Bonds with subscription rights to shares due June 19, 2018***	**42,400**	70,000	**455,914**
	215,382	365,741	**2,315,936**
Less: Portion due within one year	**(89,474)**	(91,595)	**(962,086)**
	¥125,908	¥274,146	**$1,353,850**

* With respect to certain Company bonds in an aggregate amount of ¥52,463 million (US$564,118 thousand) as of March 31, 2010, maturity may be accelerated if one or more of the following events occur:
1) Net assets ratio falls below 10%
2) The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%

** Since we had entered into a debt assumption contract in FY2009, we treated the bonds as redeemed and transferred the liabilities. However, the debt assumption contract was liquidated because the market value of the bonds fell in conjunction with the deterioration of the credit environment and the rapid worsening of liquidity for the bonds incorporated in the structured finance transaction, which were in turn associated with the fallout from the subprime mortgage crisis in the United States and Europe.
Loss of ¥29,691 million was recognized due to the above mentioned liquidation of in-substance defeasance transaction of unsecured domestic straight bonds, series No. 8 for 20 years.

***

(1) Type of shares to be issued	Common stock
(2) Issue price of subscription rights to shares	Nil
(3) Issue price of shares	¥2,352
(4) Total issue price of bonds	¥70,000 million
(5) Total issue price of shares issued by subscription rights exercised	—
(6) Percentage of granted subscription rights	100.0%
(7) Exercise period of subscription rights	From July 3, 2008 to June 5, 2018
(8) Bond put option	Holders of these convertible bond-type bonds with subscription rights to shares reserve rights to demand early principal redemption at 100% par value and with accrued interest until the redemption date, excluding the date of redemption, in five business days prior to each of June 19, 2010, June 19, 2013, June 19, 2016, or an effective date (on Tokyo time) of a certain corporate reorganization (e.g., mergers, corporate spin-offs etc.).

Note: Considering for shares, upon exercise of subscription rights to shares, shall be payable in the bonds corresponding to the said subscription rights.

Loss on commitment facillity cancellation

The Company record a loss of ¥2,165 million on cancellation of a commitment facillity by way of true sale and due to early repayment in FY2009.

The Group's assets pledged as collateral as of March 31, 2010 and 2009 for long-term debt are as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Direct cash loans to customers under the assignment by way of security	**¥220,122**	¥302,003	**$2,366,903**
	¥220,122	¥302,003	**$2,366,903**

Long-term debt covered by the collateral as of March 31, 2010 and 2009 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Current portion of long-term debt	**¥58,530**	¥35,598	**$629,355**
Long-term debt	**—**	73,665	**—**
	¥58,530	¥109,263	**$629,355**

Amounts stated above the portion related to the financing scheme by way of trusts of direct cash loans to customers.

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2010 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2011	¥89,474	$962,085
2012	53,508	575,355
2013	—	—
2014	—	—
2015 and thereafter	—	—
	¥142,982	$1,537,440

9. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory income tax rate in Japan of approximately 40.5% for the years ended March 31, 2010.

Items of the fiscal years ended March 31, 2009 have been omitted as they are not required for companies incurring a loss before income taxes.

The reconciliation between the statutory income tax rate and the effective income tax rate for the fiscal year ended March 31, 2010 and 2008 are as follows:

	2010	2008
Statutory income tax rate	**40.5%**	40.5%
Increase in taxes resulting from:		
Valuation allowance	**(39.7)%**	(77.1)%
Per capita inhabitants taxes	**2.8%**	1.9%
Other	**4.1%**	0.9%
Effective income tax rate	**7.7%**	(33.8)%

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2010 and 2009 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Current deferred tax assets:			
Non-deductible portion of write-offs of principal amount	**¥9,493**	¥7,467	**$102,075**
Non-deductible portion of allowance for doubtful accrued interest income	**1,312**	1,996	**14,108**
Non-deductible portion of allowance for doubtful principal amount	**654**	12,966	**7,032**
Accrued bonuses	**152**	259	**1,634**
Non-deductible portion of allowance for loss on transfer of receivables	**4,567**	—	**49,108**
Other	**746**	503	**8,021**
Subtotal	**16,924**	¥23,191	**181,978**
Valuation allowance	**(16,924)**	(23,178)	**(181,978)**
Total	**¥—**	¥13	**$—**
Long-term deferred tax assets:			
Loss on devaluation of investment securities	**¥535**	¥632	**$5,753**
Valuation difference on available-for-sale securities	**389**	793	**4,183**
Loss on impairment of fixed assets	**17,216**	16,591	**185,118**
Non-deductible portion of allowance for losses for refund of interest received from customers	**110,546**	163,360	**1,188,667**
Non-deductible portion of allowance for retirement benefits	**1,572**	1,462	**16,903**
Accumulated deficit	**166,214**	109,897	**1,787,247**
Other	**12,918**	12,578	**138,903**
Subtotal	**¥309,390**	¥305,313	**$3,326,774**
Valuation allowance	**¥(309,390)**	¥(305,313)	**$(3,326,774)**
Total	**¥—**	¥—	**$—**
Long-term deferred tax liabilities:			
Valuation difference on available-for-sale securities	**¥(7)**	¥(8)	**$(75)**
Total	**¥(7)**	¥(8)	**$(75)**
Net deferred tax liabilities	**¥(7)**	¥(8)	**$(75)**

10. Retirement Plan and Retirement Benefits

Employees with more than two years of service for the Group are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded non-contributory pension plan which covers a portion of the retirement benefits payable to the retiring employees. The benefits which are not covered by the funded pension plan are paid for by the Company, having recognized accrued costs for such a liability as an allowance for retirement benefits.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Components of pension costs:			
Service cost	**¥496**	¥510	**$5,333**
Interest cost	**87**	83	**935**
Expected return on plan assets	**(27)**	(28)	**(290)**
Net amortization	**208**	190	**2,237**
Net pension costs	**¥764**	¥755	**$8,215**

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Funded status of pension plans:			
Projected benefit obligation	**¥(5,868)**	¥(5,788)	**$(63,097)**
Plan assets, at fair value	**2,102**	1,970	**22,602**
Projected benefit obligation in excess of plan assets	**(3,766)**	(3,818)	**(40,495)**
Unrecognized net (gains) losses	**(115)**	208	**(1,236)**
Reserve for retirement benefits	**¥(3,881)**	¥(3,610)	**$(41,731)**
Major assumptions used:			
Discount rate	**1.5%**	1.5%	
Expected return on plan assets	**1.35%**	1.35%	

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to directors or corporate auditors upon retirement with the approval of the general meetings of shareholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of reserve for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2010 and 2009 included such provisions, relative to directors and corporate auditors, of ¥178 million (US$1,914 thousand) and ¥147 million, respectively.

11. Contingent Liabilities

As of March 31, 2010 and March 31, 2009, the Group had no significant contingent liabilities to be disclosed.

12. Allowance for Losses for Refund of Interest Received from Customers

Changes in the allowance for losses for refund of interest received from customers during the years ended March 31, 2010 and 2009 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2010	2009	**2010**
Balance at beginning of year	**¥403,357**	¥386,256	**$4,337,172**
Interest repaid (Portion of principal impaired)	**(43,875)**	(67,531)	**(471,774)**
Refund of interest received from customers	**(86,529)**	(145,030)	**(930,419)**
Additions to allowance	**—**	229,662	**—**
Balance at end of year	**¥272,953**	¥403,357	**$2,934,979**

In providing for possible losses for refund of interest received from customers exceeding the upper limit of interest rate prescribed under the Interest Rate Restriction Law, the Company records an allowance for losses for refund of interest received from customers based on the anticipated losses for refund reclaim from customers at the end of the current fiscal year.

13. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2010, 2009 and 2008 are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2010	2009	2008	**2010**
Lease expenses	**¥—**	¥—	¥141	**$—**

No impairment loss is provided for leased assets.

14. Impairment Loss and Loss on Closing of Branch Offices

During FY2010, loss on closing of branch offices of ¥616 million (US$6,624 thousand) for realized closing expenses during the current consolidated fiscal year, and accrued closing expenses of ¥987 million (US$10,613 thousand) for the next consolidated fiscal year were recorded due to the decision made for the cease of manned and unmanned branch offices and reorganization of regional branches etc.

The Company conventionally adopted different methods to divide assets into groups for business assets and unutilized assets; regarding business assets, they were divided into groups based on the operation, regarding real estate properties for rent and unutilized assets (including real estate properties for investment), each property was labeled for dividing into groups. However, since a part of fixed assets are expected to be transferred as funding measures, we decided to label each property of the assets subject to the transfer regardless of the usage etc. for the current fiscal year.

Regarding real estate properties for rent and unutilized assets, the book value was written down to recoverable value due to factors such as a continuing decline in land prices, while the book value of assets subject to transfer was written down due to changes of usage which materially lowered the recoverable value. Thus ¥10,601 million (US$113,989 thousand) of impairment loss, the amount equal to the decreases mentioned, was recorded.

Major factors of impairment loss are ¥8,842 million (US$95,075 thousand) for land, ¥1,214 million (US$13,054 thousand) for building and ¥462 million (US$4,968 thousand) for equipment.

Recoverable value is based on net sale price, which is calculated by deducting expenses for sale from bidding price for sale (for some assets, real estate appraisal value quoted by real estate appraisers is used).

			Millions of yen	Thousands of U.S. dollars
Use	Classification	Location	Amount	
Assets for commercial land	Land, buildings and structures etc.	Kyoto, Saitama and other	¥5,727	$61,581
Assets for rent	Land, buildings and structures etc.	Tokyo, Hokkaido and other	4,220	45,376
Unutilized assets	Land, buildings and structures etc.	Kyoto, Tokyo and other	654	7,032
Total			¥10,601	$113,989

Impairment loss related to assets subject to transfer is ¥8,718 million (US$93,742 thousand) among above amounts.

During FY2009, loss on closing of branch offices of ¥1,605 million, which was paid during FY2009, and ¥291 million to be paid for the next fiscal year were recorded due to the decision made for the cease of manned and unmanned branch offices and reorganization of regional branches etc.

Impairment loss of ¥211 million for the telephone rights related to closing of branch offices in FY2009 and ¥72 million accrued related to the closing for the next fiscal year were posted.

In addition, due to the consecutive decline in land prices for a part of the assets for rent and etc., the carrying amount of those assets were written down to the value that is estimated to be recoverable, resulting in an impairment loss amounting to ¥103 million for FY2009.

During FY2008, loss on closing of branch offices of ¥1,168 million was recorded due to the closure of 69 manned branch offices. Impairment losses were accrued, amounting to ¥141 million for branch office closure as well as for ¥392 million telephone rights.

In addition, due to the serious deterioration of profitability and the consecutive declines in land prices for a part of the assets for rent and etc., the carrying amount of those assets was written down to the value that was estimated to be recoverable, resulting in an impairment loss amounting to ¥340 million.

15. Shareholders' Equity

(1) Treasury Stock

During the fiscal year ended March 31, 2009, the Company acquired an aggregate of 2,729,000 shares of its common stock for a total purchase amount of ¥3,225 million.

During the fiscal year ended March 31, 2010, there is no increase of the repurchased stock.

(2) Retained earnings

The Japanese Companies Act provided that an amount equivalent to at least 10% of dividends from retained earnings must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount, included in "retained earnings," was ¥7,619 million (US$81,925 thousand) and ¥7,619 million as of March 31, 2010 and 2009, respectively. Under the Japanese Companies Act, companies are allowed to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Companies Act have been taken, and shareholders' approval was obtained at the shareholders' meeting.

16. Stock Options

FY2010 (from April 1, 2009 to March 31, 2010)

1. Amount and account of stock options expensed in FY2010

Other of other operating expenses ....¥61 million ($656 thousand)

2. Summary and changes of stock options

Stock options granted in fiscal year ended March 31, 2008
(1) Outline of stock options

Title and number of grantees	Employees of the Company—2,507
Type and number of stock options(Note)	Common stocks—536,750 shares
Grant date	November 29, 2007
Conditions for vesting	Grantees are required to remain directors, corporate auditors or employees of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From November 9, 2009 to November 8, 2011

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2010 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	470,300
Granted	—
Forfeited	34,300
Vested	436,000
Outstanding	—

(B) Price information

	Yen	U.S. dollars
Exercise price	¥2,825	$30.38
Average exercise price	¥—	$—
Fair assessed value at the grant date	¥517	$5.56

Stock options granted in fiscal year ended March 31, 2009

(1) Outline of stock options

Title and number of grantees	Directors of the Company—12
Type and number of stock options(Note)	Common stocks—27,400 shares
Grant date	August 12, 2008
Conditions for vesting	Grantees are required to remain directors of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From August 13, 2010 to August 12, 2012

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2010 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	24,900
Granted	—
Forfeited	—
Vested	—
Outstanding	24,900

(B) Price information

	Yen	U.S. dollars
Exercise price	¥1,507	$16.20
Average exercise price	¥—	$—
Fair assessed value at the grant date	¥339	$3.65

3. Valuation technique used in method of estimating the fair assessed value of the stock options

Valuation technique used in method of estimating the fair assessed value of the stock options is as follows:

Stock options granted in fiscal year ended March 31, 2008

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principal parameters used in the option-pricing model were as follows:

Share price volatility (Note: 1)	39.42%
Estimated remaining period until maturity(Note: 2)	3 years
Expected dividends(Note: 3)	180 yen per share (US$1.9 per share)
Risk-free interest rate (Note: 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from December 2004 to November 2007.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2008.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

Stock options granted in fiscal year ended March 31, 2009

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principal parameters used in the option-pricing model were as follows:

Share price volatility (Note: 1)	41.67%
Estimated remaining period until maturity(Note: 2)	3 years
Expected dividends(Note: 3)	60 yen per share (US$0.6 per share)
Risk-free interest rate (Note: 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from September 2005 to August 2008.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2009.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

4. Method of estimating the number of stock options vested

A method that reflects the average employee turnover rate over the past three years has been adopted to rationally estimate the number of stock options that will be forfeited in the future.

FY2009 (from April 1, 2008 to March 31, 2009)

1. Amount and account of stock options expensed in FY2009

Other of other operating expenses ¥101 million

2. Summary and changes of stock options

Stock options granted in fiscal year ended March 31, 2008

(1) Outline of stock options

Title and number of grantees	Employees of the Company—2,507
Type and number of stock options(Note)	Common stocks—536,750 shares
Grant date	November 29, 2007
Conditions for vesting	Grantees are required to remain directors, corporate auditors or employees of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From November 9, 2009 to November 8, 2011

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2009 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	521,100
Granted	—
Forfeited	50,800
Vested	—
Outstanding	470,300

(B) Price information

	Yen
Exercise price	¥2,825
Average exercise price	¥—
Fair assessed value at the grant date	¥517

Stock options granted in fiscal year ended March 31, 2009

(1) Outline of stock options

Title and number of grantees	Directors of the Company—12
Type and number of stock options(Note)	Common stocks—27,400 shares
Grant date	August 12, 2008
Conditions for vesting	Grantees are required to remain directors of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From August 13, 2010 to August 12, 2012

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2009 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

Before vested (Shares)	
Previous fiscal year end	—
Granted	27,400
Forfeited	2,500
Vested	—
Outstanding	24,900

(B) Price information

	Yen
Exercise price	¥1,507
Average exercise price	¥—
Fair assessed value at the grant date	¥339

3. Valuation technique used for method of estimating the fair assessed value of the stock options

Valuation technique used for method of estimating the fair assessed value of the stock options is as follows:

Stock options granted in fiscal year ended March 31, 2008

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principle parameters used in the option-pricing model were as follows:

Share price volatility (Note: 1)	39.42%
Estimated remaining period until maturity(Note: 2)	3 years
Expected dividends(Note: 3)	180 yen per share
Risk-free interest rate (Note: 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from December 2004 to November 2007.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2008.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

Stock options granted in fiscal year ended March 31, 2009

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principle parameters used in the option-pricing model were as follows:

Share price volatility (Note: 1)	41.67%
Estimated remaining period until maturity(Note: 2)	3 years
Expected dividends(Note: 3)	60 yen per share
Risk-free interest rate (Note: 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from September 2005 to August 2008.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2009.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

4. Method of estimating the number of stock options vested

A method that reflects the average employee turnover rate over the past three years has been adopted to rationally estimate the number of stock options that will be forfeited in the future.

17. Footnotes to financial instruments

Some parts are omitted as disclosing such information in the brief statement of financial results is not considered to be significantly necessary.

Current Consolidated Fiscal Year (from April 1, 2009 to March 31, 2010)

1. Conditions of financial instruments

The core business of the Group is to provide unsecured loans to consumers or customers without guarantees. Considering the market situations, the Group raises the funds for the core business mostly through bank borrowings and issuance of bonds.

Regarding direct cash loans to customers and installment receivables, which are our operating receivables, payment on different due dates and uncollected outstanding balance are managed according to internal credit control rules, as well as striving to reduce uncollectibility risk with a system that periodically reviews customers' credit information.

The Group makes use of interest rate swap transactions to hedge its exposure of interest rate fluctuations against a part of borrowings for the purpose of stabilizing the Group's income. The Group also makes use of forward exchange contract to hedge its exposure of foreign currency exchange rate fluctuations against bonds denominated in foreign currency, which are issued by the Group.

Investment securities mostly consist of stocks of companies, which have business relationship with the Group. The Group periodically monitors financial conditions of the issuers, quoted market price and exchange fluctuations.

The Company uses financial derivative transactions in order to reduce its exposure to market risks from fluctuations in interest rate and foreign currency exchange rate. The Company does not hold or issue financial derivative instruments for speculative purposes.

2. Fair value of financial instruments

The carrying amount on the consolidated balance sheet, fair value and differences, as of March 31, 2010, are as follows. In addition, financial instruments, of which it is extremely difficult to measure the fair value, are not included.

	Millions of yen		
	Book value on consolidated balance sheets	Market value	Unrealized gain or loss
(1) Cash and deposits	¥40,372	¥40,372	—
(2) Direct cash loans to customers	589,477		
Allowance for doubtful accounts*	(60,609)		
	528,868	583,033	¥54,165
(3) Accrued interest income on direct cash loans to customers	5,693	5,693	—
(4) Investment securities	1,525	1,525	—
Total assets	576,458	630,623	54,165
(1) Current portion of bonds	9,068	6,302	(2,766)
(2) Current portion of long-term borrowings	80,406	78,474	(1,932)
(3) Bonds payable	83,470	40,508	(42,962)
(4) Convertible bond-type bonds with subscription rights to shares	42,400	36,676	(5,724)
(5) Long-term borrowings	38	34	(4)
Total liabilities	¥215,382	¥161,994	¥(53,388)
Derivative transactions**	—	—	—

	Thousands of U.S. dollars		
	Book value on consolidated balance sheets	Market value	Unrealized gain or loss
(1) Cash and deposits	$434,108	$434,108	—
(2) Direct cash loans to customers	6,338,462		
Allowance for doubtful accounts*	(651,709)		
	5,686,753	6,269,172	$582,419
(3) Accrued interest income on direct cash loans to customers	61,215	61,215	—
(4) Investment securities	16,398	16,398	—
Total assets	6,198,474	6,780,893	582,419
(1) Current portion of bonds	97,505	67,763	(29,742)
(2) Current portion of long-term borrowings	864,581	843,806	(20,775)
(3) Bonds payable	897,527	435,570	(461,957)
(4) Convertible bond-type bonds with subscription rights to shares	455,914	394,366	(61,548)
(5) Long-term borrowings	409	366	(43)
Total liabilities	$2,315,936	$1,741,871	$(574,065)
Derivative transactions**	—	—	—

* Allowance for doubtful accounts, which is posted against Direct cash loans to customers, is deducted.
** Derivative assets and liabilities are on net basis.

Notes: 1. Fair value measurement of financial instruments, securities and derivative transactions

Assets

(1) Cash and deposits (3) Accrued interest income on direct cash loans to customers:
The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Direct cash loans to customers
The fair value of direct cash loans to customers is the present value of future cash flow of the receivables. The receivables are categorized by certain periods and divided into groups according to credit risks. Future cash flow is calculated for each group and discounted by a rate that is the sum of appropriate index rate, such as governmental bonds' coupon, and credit spread. Regarding doubtful receivables, the fair value is the present value of expected cash flow, discounted by the same rate.

(4) Investment securities
The fair value of equity securities equals quoted market price, if available. Marketable and investment securities based on holding purpose are described in Note 3 "Marketable Securities and Investment Securities".

Liabilities

(1) Current portion of bonds (4) Convertible Bond-type Bonds with subscription rights to shares: The fair value is calculated based on quoted market price.

(2) Current portion of long-term borrowings (5) Long-term borrowings: The fair value is the present value of the total of principal and coupon, discounted by the rate that is the sum of appropriate index rate, such as governmental bonds' coupon, and credit spread.

(3) Bonds payable
The fair value is calculated based on quoted market price. A part of bonds is subject to specific allocation method for forward exchange contract, etc.,The fair value of the bonds including the fair value of the derivative transaction is disclosed.

Derivative transactions
Interest rate swap transactions, to which exceptional accrual method is applied, are included in long-term borrowings and bonds hedged by them for accounting purpose. Therefore, the fair value is included in the fair value of such long-term borrowings and bonds and is disclosed as a part of it. (Please refer to (2) and (5) of "Liabilities" above.) Transaction, to which specific allocation method is applied, such as forward exchange contract etc. is included in bonds hedged by it for accounting purposes. Therefore, the fair value is included in such bonds and is disclosed as a part of it. Please refer to (3) of "Liabilities" above.

2. Financial instruments with extreme difficulty to measure the fair value

	Millons of yen	Thousands of U.S. dollars
	Book value on consolidated balance sheets	
Equities without market quotations	¥3,771	$40,548
Investments in partnership	143	1,538
Other	¥185	$1,989

Financial instruments above are not included in (4) Investment securities because they do not have market value and it is extremely difficult to measure their fair value.

3. Expected redemption amount of receivables and securities with maturity after the consolidated closing day.

	Millons of yen			
	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Deposits	¥36,763	—	—	—
Direct cash loans to customers	187,133	¥398,818	¥2,848	¥678
Accrued interest income on direct cash loans to customers	5,693	—	—	—
	¥229,589	¥398,818	¥2,848	¥678

	Thousands of U.S. dollars			
	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Deposits	$395,301	—	—	—
Direct cash loans to customers	2,012,183	$4,288,366	$30,623	$7,290
Accrued interest income on direct cash loans to customers	61,215	—	—	—
	$2,468,699	$4,288,366	$30,623	$7,290

4. Expected repayment amount of the bonds, convertible bond-type bonds with subscription rights to shares and long-term debts after the consolidated closing day.
Please refer to 8. Long-Term Debt

(Additional information)
Starting the current consolidated fiscal year, "Accounting Standard for Financial Instruments" (ASBJ Statement No. 10, March 10, 2008) and its "Implementation guidance on disclosures about fair value of financial instruments" (ASBJ Guidance No. 19, March 10, 2008) are applied.

18. Derivative Financial Instruments

The Company uses derivative financial instruments, which comprise interest rate swap and currency swap agreements, to reduce its exposure to market risks from fluctuations in interest rate, foreign currency exchange and market price of bonds against bonds and loans. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counterparties, as they are major financial institutions in the international financial market.

All derivative transactions that the Company enters into are approved by the Board of Directors and under administration of the finance department of the Company. The conditions and results of such transactions are reported timely to the Board of Directors. With regard to interest rate swap and currency swap agreements, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the year ended March 31, 2009, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions related to foreign currency and interest rate are not required to be presented, because those derivative transactions are accounted for as a hedge.

For the year ended March 31, 2010, contract amounts, market values of derivative transactions related to currency swap and interest rate swap are as follows:

Currency

Method	Type of transaction	Target	Contract amount	Contract amount over one year	Market value
Specific allocation method for forward exchange contract etc. and exceptional accrual method for interest rate swap transaction	Currency swap transaction receiving in USD	Bonds payable	¥52,462 million	¥52,462 million	Note
			US$564,108 thousand	US$564,108 thousand	

Note: Transactions, to which a specific allocation method is applied, such as forward exchange contracts etc. is included in bonds hedged by it for accounting purposes. Therefore, the fair value is included in such bonds and is disclosed as a part of it.

Interest

Method	Type of transaction	Target	Contract amounts	Contract amount over one year	Market value
Exceptional accrual method for interest rate swap transaction	Interst rate swap transaction floating receiving, fixed payment	Long-term borrowings	¥5,000 million	—	Note
			US$53,763 thousand	—	

Note: The exceptional accrual method is used for interest-rate swaps. In accounting, therefore, interest-rate swaps are integrated with long-term borrowings as hedged items and included in the market value of the long-term borrowings.

19. Related Party Transactions

Transactions between related parties during FY2010;

Directors and primary individual shareholders, etc.

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million US$107,527	Real estate rent	Direct 5.7% Indirect 0.1%	Additional post 1	Use of facility	Payment for use of facility	¥53 million US$569,892	Prepaid expense	¥4 million US$43,011
									Account payable	¥1 million US$10,753

Notes: 1. Consumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined in the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. directly or indirectly.

Transactions between related parties during FY2009;

(Additional Information)

From FY2009, we have adopted the Accounting Standard for Related Party Disclosures (ASBJ Statement No.11 dated October 17, 2006) and the Guidance on Accounting Standard for Related Party Disclosures (ASBJ Guidance No.13 dated October 17, 2006).

These adoptions caused no change in the scope of disclosure.

Directors and primary individual shareholders, etc.

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 5.7% Indirect 0.1%	Additional post 1	Use of facility	Payment for use of facility	¥53 million	Prepaid expense	¥4 million
									Account payable	¥1 million

Notes: 1. Consumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. directly or indirectly.

Transactions between related parties during FY2008;

Directors and primary individual shareholders, etc.

Attribution: Directors and their relatives

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Taketeru Takei	—	— —	Representative director & senior managing director	Direct 5.0% Indirect 5.7%	—	—	Condolence money	¥40 million —	—	—

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship		Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
					Directors involved	Business				
Marutake Sangyo Ltd.	Tokyo Suginami-ku	¥6 million	Real estate rent	Direct 5.4% Indirect 2.3%	—	—	Proceed of sale of land	¥48 million	—	—
							Gain on sale of land	¥13 million		
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 5.6% Indirect 0.0%	Additional post 1	Use of facility	Payment for use of facility	¥53 million	Prepaid expense	¥4 million
									Account payable	¥1 million
Safeman Ltd.	Tokyo Shinjuku-ku	¥10 million	Real estate rent	Direct 0.1%	—	Rent	Rent	¥2 million	Prepaid expense	¥0 million
						Guarantee money	Guarantee money	—	Guarantee money deposited	¥2 million
Kyoei Co., Ltd.	Tokyo Suginami-ku	¥10 million	Real estate rent	Direct 0.0%	—	Rent	Rent	¥2 million	—	—

Notes: 1. Consumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. The rent agreement with Kyoei Co., Ltd. was ended due to the closure of branch office.
4. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Safeman Ltd. indirectly through Marutake Sangyo Ltd.
5. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Kyoei Co., Ltd. indirectly through Daio Co., Ltd. and Marutake Sangyo Ltd.
6. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. and Marutake Sangyo Ltd. directly or indirectly.

20. Segment Information

The Group's operations by business segment for the years ended March 31, 2010, 2009 and 2008 have not been disclosed, as the Group's business other than "Financial services" was immaterial.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

21. Subsequent Events

(1) The appropriation of retained earnings of the Company for the year ended March 31, 2010, which was proposed by the Board of Directors and was approved at the General Meeting of Shareholders held on June 29, 2010, is as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
Appropriations:		
Cash dividends (¥15 per share)	¥2,024	$21,763
Total	¥2,024	$21,763

(2) Early redemption of 1.5% Euro-yen convertible bond-type bonds with subscription rights to shares due 2018

Regarding 1.5% Euro-yen Convertible bond-type bonds with subscription rights to shares due 2018 (the Bonds) issued on June 19, 2008, the holders of the Bonds exercised the put option granted in clause 7.8 of the terms and conditions of the Bonds. Consequently, all of the outstanding amounts of the Bonds as of June 19, 2010 was redeemed.

1. Redemption amount	¥41,400 million (US$445,161 thousand)
2. Redemption method	100% of the face value
3. Redemption date	June 19, 2010
4. Funding method for redemption	Transfer of assets etc.
5. Estimate of decrease in interest payable due to the decrease of the bonds	¥4,968 million (US$53,419 thousand)

(3) Transfer of loans receivable

The Group transferred a part of the direct cash loans to customers as a part of its fund-raising efforts. The details are as below. The amounts, after deducting the allowance for credit losses and the allowance for losses for refund of interest received from customers both corresponding to the receivables and after deducting the transfer price from the book value of the receivables, are expected to be recorded as extraordinary income or loss for the fiscal year ending March 2011, as well as the sales fees.

As for loans receivable, for which allowance for loss on transfer of receivables was recorded in the consolidated fiscal year under review, we are currently working toward the contract conclusion. Such loans receivable are not included in the transferred receivables below.

	Millions of yen			
Date of contract	Book value	Allowance for doubtful accounts	Allowance for losses for refund of interest received from customers	Transfer price
May 21, 2010	¥13,471	¥1,201	¥7,151	¥5,119
June 11, 2010	6,507	546	1,458	1,474
June 17, 2010	2,425	1,022	—	934
Total	¥22,403	¥2,769	¥8,609	¥7,527

	Thousands of U.S. dollars			
Date of contract	Book value	Allowance for doubtful accounts	Allowance for losses for refund of interest received from customers	Transfer price
May 21, 2010	$144,849	$12,914	$76,892	$55,043
June 11, 2010	69,968	5,871	15,677	15,849
June 17, 2010	26,075	10,989	—	10,043
Total	$240,892	$29,774	$92,569	$80,935

The Group and the buyers do not have a capital relationship nor a personnel relationship. As for the business relationship between the Group and the buyers, the Group acts as a commissioned company and executes (loan management) clerical work for a certain period of time, with regard to transferred loans.

(4) Transfer of fixed assets

The Group concluded transfer contracts for each of the properties from April 28, 2010 to June 18, 2010 and transferred a part of fixed assets (total 24 properties) as a part of its fund-raising efforts. The details are as below. Gain or loss on the transfer after deducting fees for the transfer is expected to be recorded as extraordinary income or loss for the fiscal year ending March 2011.

	Millions of yen	
Usage before transfer	Book value	Transfer price
Business properties	¥1,157	¥1,182
Real estate properties for rent	7,444	8,803
Unutilized properties	99	101
Total	¥8,700	¥10,086

	Thousands of U.S. dollars	
Usage before transfer	Book value	Transfer price
Business properties	$12,440	$12,710
Real estate properties for rent	80,043	94,656
Unutilized properties	1,065	1,086
Total	$93,548	$108,452

The Group and the buyers do not have a capital relationship nor a personnel relationship. As for the business relationship between the Group and the buyers, the Group plans to continue using a part of the fixed assets by rent agreement.

REPORT OF INDEPENDENT AUDITORS



Ernst & Young ShinNihon LLC
Hibiya Kokusai Bldg.
2-2-3 Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011

Tel : +81 3 3503 1100
Fax: +81 3 3503 1197

The Board of Directors
Takefuji Corporation

We have audited the accompanying consolidated balance sheets of Takefuji Corporation and consolidated subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and consolidated subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

1. As described in Note 2. "Going concern" to the consolidated financial statements, new funding continues to be extremely difficult, and these conditions raise substantial doubt concerning the Company's ability to continue as a going concern. At this time, material uncertainty exists regarding the Company's ability to continue as a going concern. Plans to respond to these conditions and reasons for these material uncertainties are described in Note 2. The consolidated financial statements do not reflect any impact arising from material uncertainty with regard to the Group's going concern.
2. As described in Note 21. "Subsequent Events" to the consolidated financial statements, all of the outstanding amounts of the Euro-yen convertible bond-type bonds with subscription rights to shares due 2018 was redeemed.
3. As described in Note 21. "Subsequent Events" to the consolidated financial statements, the Company transferred a part of the direct cash loans to customers as a part of its fund-raising efforts.
4. As described in Note 21. "Subsequent Events" to the consolidated financial statements, the Company transferred a part of fixed assets as a part of its fund-raising efforts.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2010 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1(3).

Ernst & Young ShinNihon LLC

June 30, 2010

Takefuji's History

Takefuji was founded upon the strong conviction of our founder, Mr. Yasuo Takei, in wanting to help people in need and respond to the needs of as many people as possible.

At the time of our founding, pawnbrokers were at their peak in financing ordinary people. Guarantors and collateral were then nonnegotiable conditions for borrowing money. Our founder introduced unsecured financing without a guarantor, uncharted territory in the finance industry at the time.

Today, the business environment surrounding the industry is undergoing rapid-fire change, but with the idea inherited from our founder, we have progressed to where we are now.

1960s	1966	Private company, Fuji Shoji, established by company founder, Mr. Yasuo Takei
1970s	1971	Completed new head office building in Itabashi, Tokyo
	1974	Changed company name to TAKEFUJI CORPORATION
	1978	Moved head office to Sunshine 60 Building in Ikebukuro, Tokyo
1980s	1983	Registered as consumer finance company in accordance with Money Lending Business Control and Regulation Law
	1984	Completed new head office building in Yaesu, Tokyo
		Started donation to association for the promotion of guide dogs in Japan
	1986	Made private placement of bonds overseas, the first in the industry
1990s	1992	Completed new head office building in Nishi Shinjuku, Tokyo
	1995	Introduced ¥en Musubi automated loan contracting machines
	1996	Registered company shares for OTC trading
	1998	Listed on First Section of the Tokyo Stock Exchange
2000s	2000	Listed on London Stock Exchange
	2001	Started ATM tie-up operations with convenience stores
	2002	Joined Nippon Keidanren (Japan Business Federation)
	2003	Established the Compliance Administrative Office
	2004	Established Social Contribution Office
		Registered with FTSE4Good Japan Index
	2006	Passing away of Mr. Yasuo Takei, Takefuji founder, Chairman, and former Representative Director
	2007	Established CSR Promotion Office
	2008	Reduced interest rate cap for new customers
		Commenced operation of Free Call Center Started "benecere," a new brand
	2009	Made first donation from benecere card to social action groups
	2010	Full implementation of revised Money Lending Business Law







Corporate Data *Information is current as of March 31, 2010.

Head Office:	15-1, Nishi-Shinjuku 8-chome Shinjuku-ku, Tokyo 163-8654, Japan
Date of Establishment:	January 1966
Capital Stock:	¥30,477.9 million
Business	Consumer Finance
Number of Branch Offices:	786 (including 645 unmanned branch offices and 1 Internet office)
Number of Employees:	2,103 (Full-time, Non-Consolidated)
Consolidated Subsidiaries:	Take One Co., Ltd. / G.H Investment Co., Ltd. / Kyoritsu Estate Co., Ltd. / TWJ Co., Ltd. / TWJ VC Co., Ltd. / TWJ Euro Co., Ltd. / Takefuji Capital Co., Ltd. / TDS Co., Ltd.
Internet Website:	http://www.takefuji.co.jp/corp_e/
Shareholder Register Manager:	Mizuho Trust and Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan


General Meeting of Shareholders
Board of Directors
Executive Committee
President
Board of Corporate Auditors
Compliance Committee
Risk Management Committee
IT Management Committee
Compliance Administrative Dept.
CSR Promotion Office
Customer Relations Office
Inspection Dept.
Internal Control Office
Corporate Planning Dept.
Cost Performance Dept.
Legal Dept.
Examination Dept.
Accounting Dept.
Finance Dept.
Investor Relations Office
Information System Dept.
Secretariat Office
Property Administration and Development Section
General Affairs Dept.
General Affairs Section
Personnel Dept.
Personnel Section
Training and Education Dept.
Labor Relations Section
Public Relations and Advertising Dept.
Public Relations Section
Advertising Section
Business and Marketing Division
Business Administration Dept.
Business Administration Section
Customer Information Management Section
Secured Loan Business Office
Business Operation Dept.
New Office Development Section
Operations Section
East Japan
Sapporo Regional Branch
Tokyo Regional Branch
West Japan
Nagoya Regional Branch
Osaka Regional Branch
Fukuoka Regional Branch
1st Loan Administration Dept.
1st Loan Administration Office
2nd Loan Administration Office
3rd Loan Administration Office
2nd Loan Administration Dept.
Credit Card Business Dept.

*Organization chart as of June 29, 2010.

Directors, auditors, and officers

Representative Director & President	Akira Kiyokawa
Representative Director & Executive Vice President	Taketeru Takei
Managing Director & Executive Officer	Katsunori Aita
Managing Director & Executive Officer	Kengo Sato
Director & Executive Officer	Tsunefumi Shindo
Director & Executive Officer	Satoru Shishido
Director & Executive Officer	Mikio Yamamoto
Director & Executive Officer	Junichi Yoshida
Director & Executive Officer	Shigeo Sato
Director & Executive Officer	Kentaro Itai
Director & Executive Officer	Hirofumi Hosoi
Outside Director	Akiyuki Nagase
Outside Director	Toshiaki Nishikawa
Corporate Auditor (Full-time)	Hiroshi Hirai
Corporate Auditor (Full-time)	Takeshi Kasai
Outside Corporate Auditor (Full-time)	Toshiyuki Tsuchiya
Outside Corporate Auditor	Yoshihiro Ogura
Executive Officer	Akiko Nakamura
Executive Officer	Toshiro Kihara
Executive Officer	Toshio Konishi

(As of June 29, 2010)

MESSAGE FROM THE MANAGEMENT
CSR MANAGEMENT
FOR OUR STAKEHOLDERS
2010 BUSINESS DATA
FINANCIAL SECTION
CORPORATE INFORMATION


TAKEFUJI CORPORATION